EXECUTION VERSION

SENIOR SECURED FACILITY AGREEMENT

between

Brigus Gold Corp.

as Borrower,

Brigus Gold ULC and 7153945 Canada Inc.

as additional Loan Parties

and

THOSE PERSONS WHOSE NAMES ARE SET FORTH ON THE

EXECUTION PAGES HEREOF UNDER THE HEADING "LENDERS"

as Lender

Dated as of October 29, 2012

5.4.	Corporate Existence	25
5.5.	Payment of Taxes	25
5.6.	Maintenance of Properties; Insurance	25
5.7.	Compliance with Laws	26
5.8.	Further Assurances	26
5.9.	Use of Proceeds	26
5.10.	Additional Collateral	26
5.11.	Environmental Compliance	26
5.12.	Accuracy of Information	27
5.13.	Repurchase	27
5.14.	Sale of Certain Assets	27

SECTION 6 NEGATIVE COVENANTS		27

6.1.	Indebtedness and Liabilities	27
6.2.	Transfers, Liens and Related Matters	27
6.3.	Restriction on Fundamental Changes	28
6.4.	Restricted Payments	28
6.5.	Transactions with Affiliates	28
6.6.	Environmental Liabilities	28
6.7.	Charter Documents	28
6.8.	Purchase Agreement	29
6.9.	HSBC Lease	29

SECTION 7 DEFAULT, RIGHTS AND REMEDIES		29

7.1.	Event of Default	29
7.2.	Acceleration	31
7.3.	Waivers; Non-Exclusive Remedies	31
7.4.	Performance of Covenants by Lender	32

SECTION 8 the security agent		32

8.1	Appointment of Security Agent	32
8.2	Authority to Act for Lenders	32
8.3	Reliance	32
8.4	Written Direction; Liability	32
8.5	Resignation, Replacement and Successor Agent	33

SECTION 9 MISCELLANEOUS		34

9.1	Assignments and Participations	34
9.2	Lenders Pari Passu	34
9.3	Set Off	34
9.4	Expenses and Attorneys' Fees	35
9.5	Indemnity	35
9.6	Amendments and Waivers	35
9.7	Notices	35
9.8	Survival of Warranties and Certain Agreements	36
9.9	Marshaling; Payments Set Aside	37
9.10	Entire Agreement	37
9.11	Severability	37
9.12	Headings	37
9.13	Governing Law	37
9.14	Successors and Assigns	37
9.15	No Fiduciary Relationship; Limitation of Liabilities	37
9.16	Consent to Jurisdiction; Consent to Service	38
9.17	Construction	38
9.18	Counterparts; Effectiveness	38
9.19	No Duty	39
9.20	Conflict of Documents	39

ii

Exhibits and Schedules

Schedule 3.1 (A)	—	Closing Deliveries
Schedule 4.1(B)	—	Capitalization
Schedule 4.8	—	Payment of Taxes
Schedule 4.10	—	Broker's Fees
Schedule 4.16	—	Subsidiaries
Schedule 4.18	—	Employee Matters
Schedule 4.28	—	Capitalized Leases

SENIOR SECURED FACILITY AGREEMENT

This SENIOR SECURED FACILITY AGREEMENT is dated as of October 29, 2012 and entered into by and between BRIGUS GOLD CORP., a corporation incorporated pursuant to the laws of Canada ("Borrower"). Brigus Gold ULC and 7153945 Canada Inc., and THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH ON THE EXECUTION PAGES HEREOF UNDER THE HEADING "LENDERS" ("Lenders").

RECITALS

WHEREAS, Borrower desires that the Lenders extend a certain loan to Borrower, the proceeds of which will be used by Borrower to fund the Repurchase (as defined below) and to fund general working capital and additional expenditures of the Borrower or a Loan Party (as defined below); and

WHEREAS, Borrower desires to secure its Obligations (as defined below) under the Loan Documents (each as defined below) by granting to the Lenders (directly and through the Guarantors) a security interest in and lien upon the Charged Property (as defined below); and

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, Borrower, each Loan Party and the Lenders agree as follows:

SECTION 1

DEFINITIONS

1.1	Certain Defined Terms.

(A) The following terms used in this Agreement shall have the following meanings:

"Advance" has the meaning assigned to that term in Section 2.1(A) hereof.

"Affiliate" in relation to any Person (in this definition, the "relevant party") means any other Person that directly or indirectly, Controls, is Controlled by or is under common Control with, the relevant party.

"Agreement" means this Senior Secured Facility Agreement as it may be amended, restated, supplemented or otherwise modified from time to time.

"Applicable Rate" has the meaning assigned to that term in Section 2.4(C) hereof

"Approvals" means each and every approval, order in council, authorization, license, permit, consent, filing and registration by or with any Governmental Agency or other Person which are required by applicable law and necessary to authorize or permit the development and operation of the Mining Properties.

"Asset Disposition" means the disposition (other than in the ordinary course of business), in any transaction or series of related transactions, whether by sale, lease or transfer, of any, all, or substantially all, of the Charged Property or which has the effect of selling or otherwise disposing of the whole or all or substantially all of the Charged Property in each case, whether or not consideration therefor consists of cash, securities or other assets owned by the acquiring Person.

"Bloomberg Composite New York Gold Price" refers to a Bloomberg generated pricing source for gold quoted in United States dollars per ounce which is available on Bloomberg at "GOLDS COMDTY"<GO>HP<GO>.

"Borrower" has the meaning assigned to that term in the preamble to this Agreement.

"Business Day" means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the province of Ontario or Nova Scotia, or is a day on which banking institutions located in the province of Ontario or Nova Scotia are permitted to be closed.

"Canadian Resident" means a resident of Canada for purposes of the Income Tax Act (Canada).

"Capitalized Lease" means, with respect to any Loan Party, any lease of property, real or personal, if the then present value of the minimum rental commitment thereunder should, in accordance with GAAP, be capitalized on a balance sheet of such Loan Party.

"Capital Stock" means common shares of capital stock, partnership interests, membership interests, beneficial interests or other equity interests in any Person or any warrants, options or other rights to acquire any such interests.

"Change of Control" means the occurrence of any of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Borrower and its Subsidiaries, taken as a whole, to any Person; or (b) the adoption of a plan relating to the liquidation or dissolution of any Loan Party (unless the assets of such Loan Party are transferred to another Loan Party); or (c) any Person or group, becomes the owner or has the right to become the owner, in each case directly or indirectly, of 50% or more of the voting power, voting securities or Equity Securities of the Borrower; or (d) any Loan Party amalgamates or consolidates with, or merges with or into, any Person (other than a Loan Party), or any Person consolidates with, or merges with or such Loan Party, in any such event pursuant to a transaction in which any of the outstanding voting securities of such Loan Party or such other Person is converted into or exchanged for cash, securities or other property (other than securities of a Loan Party); or (e) a replacement of more than 50% of the members of the Board that is not approved by those individuals who are members of the Board on the date hereof (or other directors previously approved by such individuals); or (f) the execution by any Loan Party or its controlling shareholders of an agreement providing for or that will result in any of the foregoing events.

"Charged Property" means, collectively, all of the Loan Parties personal property and real property.

"Closing Date" means the date upon which the conditions specified in Section 3.1 are satisfied.

"Commitment" means, for a Lender, the amount in respect of the Loan set forth opposite such Lender's name under the heading "Commitment" on Exhibit 1.1 or in any applicable assignment pursuant to which such Lender became party hereto or acquired or sold any interests hereunder, in each case to the extent not permanently reduced, cancelled or terminated pursuant to this Agreement.

"Consolidated" means the consolidation of accounts in accordance with GAAP, including principles of consolidation.

"Control", "Controls" and "Controlled" when used with respect to any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person (whether through ownership of Capital Stock which carries the right to vote, by contract or otherwise); provided that, in any event and without limitation, any Person or combination of Persons acting jointly or in concert which owns or own, directly or indirectly, more than 50% of the Capital Stock having ordinary voting power for the election of the directors of, or Persons performing similar functions for, such Person will be deemed to Control such Person (irrespective of whether at the time any other Capital Stock of such Person of any other class shall or might have voting power upon the occurrence of any contingency).

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"Debentures" means (i) the Debenture dated October 29, 2012 granted by Brigus Gold Corp. in favour of the Security Agent to secure the Obligations, (ii) the Collateral Charge dated October 29, 2012 granted by 7153945 Canada Inc. in favour of the Security Agent to secure the Obligations and (iii) the Assignment by way of Security dated October 29, 2012 granted by 7153945 Canada Inc. in favour of the Security Agent to secure the Obligations.

"Default" means a condition, act or event that, after notice or lapse of time or both, would constitute an Event of Default.

"Dollars" and "$"means lawful money of Canada.

"Disqualified Capital Stock" means any capital shares of any Loan Party or a Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable (other than solely for capital shares of any Loan Party or a Subsidiary thereof which are not otherwise Disqualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely for capital shares of any Loan Party or a Subsidiary thereof which are not otherwise Disqualified Capital Stock), in whole or in part, on or prior to the applicable Maturity Date, for cash or securities constituting Indebtedness. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any preferred shares of a Subsidiary of any Loan Party and (ii) any preferred shares of any Loan Party, with respect to either of which, under the terms of such preferred shares, by agreement or otherwise, such Subsidiary or any Loan Party is obligated to pay current dividends or distributions in cash during the period prior to the applicable Maturity Date.

"Environmental Claims" means claims, liabilities, investigations, litigation, administrative proceedings, judgments or orders relating to Hazardous Materials.

"Environmental Laws" means all federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directives, licenses, authorizations and permits of, and agreements with (including consent decrees), any governmental agencies or authorities, in each case relating to or imposing liability or standards of conduct concerning public health, safety and environmental protection matters.

"Equity Securities" means any securities (i) having voting rights in the election of the Board not contingent upon default, (ii) evidencing an ownership interest in Borrower or the Guarantors or (iii) convertible into or exercisable or exchangeable for any of the foregoing (other than unexercised options issued to an employee, officer or director of the Borrower or the Guarantors or any Subsidiary pursuant to an incentive option plan or otherwise), or any agreement or commitment to issue any of the foregoing.

"Event of Default" means any of the events set forth in Section 7.1 hereof.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Excluded Taxes" means (i) Taxes imposed on or measured by net income or net profits of a Lender (or any assignee thereof), (ii) capital taxes or franchise taxes, (iii) any branch profits taxes, in each case under clauses (i) through (iii) imposed pursuant to the laws of Canada, the United States or the jurisdiction in which a Lender (or such assignee) is organized, in which it is resident for tax purposes or in which its principal office or applicable lending office is located or in which it is otherwise deemed to be engaged in a trade or business for tax purposes (other than solely as the result of entering into any of the Loan Documents or receiving any payments or taking any actions thereunder), or any subdivision thereof or therein and (iv) Taxes that would not have been imposed but for a failure of a Lender (or an assignee) to comply with certification, information or other reporting requirements concerning the organization, residence or identity of a Lender (or such assignee) if such compliance is required by law or by a Governmental Agency.

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"Fiscal Year" means each twelve (12) month period ending on the last day of December in each year.

"GAAP" means generally accepted accounting principles in Canada as approved by the Canadian Institute of Chartered Accountants in effect from time to time; and for greater certainty if international accounting standards are adopted by the Canadian Institute of Chartered Accountants in replacement for generally accepted accounting principles, "GAAP" shall be deemed to refer to such international accounting standards.

"General Security Agreements" means, collectively, (i) the general security agreement granted by the Borrower in form and substance satisfactory to the Lenders, and (ii) the general security agreement or security agreement granted by each Guarantor in form and substance satisfactory to the Lenders.

"Grey Fox Property" means the property which forms part of the Black Fox complex which is commonly referred to as including the 147, Contact and Grey Fox zones.

"Goldfields Property" means the Athona and Box properties located in Saskatchewan.

"Governmental Agency" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board, or authority of any of the foregoing; or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Guarantors" means, collectively, the Material Subsidiaries.

"Guarantee" means a guarantee by a Guarantor in favour of the Lenders, in form and substance satisfactory to the Lenders.

"Hazardous Material" means all or any of the following: substances that are defined or listed in, or otherwise classified pursuant to, any Environmental Laws or regulations as "hazardous substances", "hazardous materials", "hazardous wastes", "toxic substances" or any other formulation intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, or toxicity.

"Hedging Agreement" means any hedging contract, forward contract, swap agreement, futures contract or other commodities price protection agreement designed to hedge against fluctuations in the prices of commodities.

"HSBC Lease" means a Master Equipment Least dated January 13, 2012 between the Borrower and HSBC Bank of Canada.

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"Indebtedness" as applied to each Loan Party, means without duplication: (a) all obligations of such Loan Party for borrowed money, or with respect to advances of any kind, (b) all obligations of such Loan Party evidenced by bonds, debentures, notes or similar instruments, or mandatorily redeemable or exchangeable stock, (c) all obligations of such Loan Party upon which interest charges are customarily paid, (d) all obligations of such Loan Party under conditional sale or other title retention agreements relating to property acquired by such Loan Party, (e) all obligations of such Loan Party in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business and excluding installments of premiums payable with respect to policies of insurance contracted for in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Loan Party, whether or not the Indebtedness secured thereby has been assumed, (g) all guarantees by such Loan Party of Indebtedness of others, (h) all obligations under Capitalized Leases of such Loan Party, (i) all obligations, contingent or otherwise, of such Loan Party as an account party in respect of letters of credit and letters of guarantee, (j) all obligations, contingent or otherwise, of such Loan Party in respect of bankers' acceptances; (k) any other contingent or off-balance sheet transactions (including Hedging Agreements). The Indebtedness of each Loan Party shall include the Indebtedness of any other entity (including any partnership in which any Loan Party is a general partner) to the extent such Loan Party is liable therefor as a result of such Loan Party's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Loan Party is not liable therefor; (I) all obligations of such Loan Party under any contract for the sale, purchase or exchange, or for future delivery of commodities (whether or not such commodities are to be delivered or exchanged); and (m) all obligations of such Loan Party under any gold stream agreements or similar agreement that would have a Material Adverse Effect on the Charged Property, including, without limitation, any royalty agreements entered into after the date hereof without the prior written consent of the Required Lenders.

"Indemnified Taxes" means any and all Taxes other than Excluded Taxes, and shall in any event specifically include any Taxes required to be withheld in respect of payments of interest to the Lenders under any Loan Document.

"Interest Obligation" means the obligation of the Company to pay accrued interest in accordance with the terms hereof as of each Interest Payment Date, Maturity Date or any Redemption Date or Change of Control Date, as applicable;

"Interest Payment Date" means the 30th day of each month commencing on November 30, 2012 computed on the basis of twelve annual payments and a 360-day year (each payment being for the actual number of days in the monthly period), and on the basis of the actual number of days elapsed in any period that is less than monthly;

"Interest Period" means the period commencing on the Closing Date to but excluding the first Interest Payment Date and thereafter the period from and including an Interest Payment Date to and excluding the next Interest Payment Date, Maturity Date, Redemption Date or Change of Control Date, as the case may be;

"Investment" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any Capital Stock, bonds, notes or debentures of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude (i) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (ii) the repurchase of securities of any Person by such Person.

"Lender" means a person whose name is set forth on the execution pages hereof under the heading "Lenders", together with its successors and assigns permitted pursuant to Section 9.1 hereof.

"Liabilities" has the meaning given to that term in accordance with GAAP and includes, without limitation, all Indebtedness.

"Lien" means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary, (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

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"Loan Documents" means this Agreement, the Guarantee, the General Security Agreements, the Securities Pledge Agreement and all other instruments, documents, guarantees and agreements executed by or on behalf of any Loan Party and delivered concurrently herewith or at any time hereafter to or for the Lenders in connection with the Loan or any other transaction contemplated by this Agreement, all as amended, restated, supplemented or modified from time to time.

"Loan Party" means Borrower, the Guarantors and any other Person (other than the Lenders or the Security Agent) which is or becomes a party to any Loan Document.

"Loan" has the meaning assigned to that term in Section 2.1(A) hereof.

"Material Adverse Effect" means an event or circumstances taken alone or in conjunction with other events or circumstances that has or could be reasonably expected to have a material adverse effect upon (a) the business, operations, prospects, creditworthiness, properties, assets or condition (financial or otherwise) of the Material Loan Parties, taken as a whole, (b) the ability of any Material Loan Party to perform its obligations under any Loan Document to which it is a party, (c) the amount which the Lenders would be likely to receive upon the liquidation of the Charged Property, or (d) the validity or enforceability of any Loan Documents provided by a Material Loan Party or the rights and remedies of the Lenders hereunder.

"Material Contract" means a contract to which a Material Loan Party is a party, the breach, non-performance, non-enforceability or cancellation of which or the failure of which to renew could have a Material Adverse Effect.

"Material Loan Party" means the Borrower and each of the Material Subsidiaries.

"Material Subsidiary" means Brigus Gold ULC and 7153945 Canada Inc.

"Maturity Date" means October 29, 2015.

"Minerals" means any and all marketable metal bearing material in whatever form or state that is mined, extracted, removed, produced or otherwise recovered from the Mining Properties, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products resulting from the further milling, processing or other benefication of Minerals, including concentrates or dore bars.

"Mining Properties" means the land, leases, patented claims, unpatented claims, and other real property interests or rights thereto described in or encumbered by the Debentures.

"Obligations" means all obligations, liabilities and indebtedness of every nature of each Loan Party from time to time owed to the Lenders under the Loan Documents including the principal amount of the Loan, all debts, claims and indebtedness (whether incurred before or after the applicable Maturity Date), accrued and unpaid interest and all fees, costs and expenses, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and/or from time to time hereafter owing, due or payable including, without limitation, all interest, fees, costs and expenses accrued or incurred after the filing of any petition under any bankruptcy or insolvency law.

"Officer's Certificate" means a certificate signed in the name of a Loan Party by any of the Chief Executive Officer, the Chief Financial Officer or any other senior executive officer of such Loan Party.

"Permitted Dispositions" has the meaning assigned to that term in Section 6.2 hereof.

"Permitted Encumbrances" means the following types of Liens:

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(A)          Liens securing the Obligations;

(B)           Liens granted by a Loan Party to secure Indebtedness or other obligations owed to any other Loan Party;

(C)           Liens for taxes, assessments and governmental charges (other than Environmental Claims) the payment of which is not yet due and payable or which are being contested in good faith by a Loan Party and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;

(D)          Liens imposed by law, such as carrier's, warehousemen's, mechanic's, materialmen's and other similar Liens securing obligations (other than Indebtedness for borrowed money) that are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;

(E)           Liens arising under Capitalized Leases (including the HSBC Lease) of less than or equal to $37,000,000, in aggregate at any time, or Liens securing purchase money Indebtedness or of purchase money mortgages and any other Lien on equipment acquired, leased or held with a fair market value less than or equal to $5,000,000, on an aggregate basis at any time (including equipment held as lessee under a leveraged lease) in the ordinary course of business to secure the purchase price of or rental payments with respect to such equipment or to secure Indebtedness incurred for the purpose of financing the acquisition (including acquisition as lessee under leveraged leases), construction or improvement of any such equipment to be subject to such Liens existing on any such equipment at the time of such acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that (x) no such Lien shall extend to or cover any equipment other than the equipment being acquired, constructed or improved, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed or replaced; (y) the principal amount of the Indebtedness secured by any such Lien, or any extension, renewal or replacement thereof, shall not exceed the greater of the fair market value or the cost of the property so held or acquired;

(F)           the Borrower deposits and pledges of cash or securities (only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due) securing (i) the performance of bids, tenders, leases, contracts (other than for the payment of money) or statutory obligations or (ii) obligations on surety or appeal or performance bonds, including those to support or secure reclamation in accordance with applicable law, either (X) to a maximum of $1,000,000, or (Y) acquired or required in connection with the acquisition or operation of the Permitted Investments but only to the extent that they are secured with sufficient cash collateral, or (z) as required by any Governmental Agency to support or secure reclamation in accordance with applicable laws in respect of the Grey Fox Property, and, in each case, only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business and secure obligations not past due;

(G)           pledges, deposits and Liens in connection with workers' compensation, employment insurance and other similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements to the extent required by law;

(H)          rights of set-off or bankers' Liens upon deposits of cash or broker's Liens upon securities in favour of financial institutions, banks or other depositary institutions to a maximum of $250,000;

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(I)            survey exceptions, title defects, easements, zoning restrictions and similar encumbrances on real property and minor irregularities in the title thereto that do not (i) secure obligations for the payment of money or (ii) materially adversely impair the value of such property or its use by any Loan Party in the normal conduct of such Person's business;

(J)            Liens given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of any Loan Party;

(K)          with respect to Liens set forth in clause (E), replacement liens in respect of any refinancing or the replacement of the underlying Indebtedness provided such refinancing or replacement does not increase the then-outstanding principal balance of such Indebtedness being refinanced or replaced;

(L)           Liens which could not be reasonably expected to cause a Material Adverse Effect, arising or potentially arising under statutory provisions (other than Environmental Laws) which have not at the time been filed or registered in accordance with applicable law or of which written notice has not been duly given in accordance with applicable law or which, although filed or registered, relate to obligations not due or delinquent;

(M)         the right reserved to or vested in any government or Governmental Agency by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Person, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(N)          Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

(O)          Liens created by the debenture dated April 25, 2012 granted by the Borrower in favour of HSBC Bank Canada charging the Black Fox mill and related property;

(P)           Encumbrances identified in any title opinions delivered as of the date hereof in connection with the satisfaction of the conditions precedent set out in Section 3.1;

(Q)          Liens created by the Purchase Agreement;

(R)          Liens identified on Schedule 1.1(A);

(S)           Liens securing Indebtedness which is postponed and subordinated to the Obligations to the satisfaction of the Required Lenders, acting reasonably.

"Permitted Indebtedness" means, for any Person, the following types of Indebtedness:

(A)          Indebtedness under any of the Loan Documents;

(B)          Indebtedness owing to another Loan Party;

(C)          Indebtedness secured by Permitted Encumbrances;

(D)          trade payables and normal accruals in the ordinary course of business not yet due and payable or with respect to which such Loan Party is contesting in good faith the amount or validity thereof by appropriate proceedings and then only to the extent that such Loan Party has established adequate reserves therefor, if required under GAAP;

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(E)           Indebtedness under the Convertible Debenture Indenture dated as of March 23, 2011 between the Borrower and Computershare Trust Company of Canada;

(F)           Indebtedness owed to any Person providing property, casualty, liability, or other insurance to the Borrower or any Loan Party, so long as the amount of such Indebtedness is not in excess of $1,000,000, and shall be incurred only to defer the cost of, such insurance for the year in which such Indebtedness is incurred and such Indebtedness is outstanding only during such year; and

(G)          reimbursement obligations for reasonable travel expenses.

"Permitted Investments" means, for any Person, Investments or Restricted Payments made on or after the date of this Agreement consisting of:

(A)     Investments or Restricted Payments by the Borrower, or by a Loan Party, in the Borrower or a Loan Party;

(B)      time deposits, certificates of deposit, money market deposits of, and bankers' acceptances and commercial papers issued by, any commercial bank incorporated in the United States of recognized standing having capital and surplus in excess of $100,000,000 or of any Canadian chartered bank, in each case, with maturities of not more than one year from the date of acquisition by such Person;

(C)      Investments or Restricted Payments in marketable, direct obligations issued or guaranteed by the federal government of Canada or the United States or any provincial or state government of Canada or the United States of America, or of any Governmental Agency thereof, maturing within 365 days of the date of purchase;

(D)     accounts receivable of any Loan Party generated in the ordinary course of business;

(E)      Investments or Restricted Payments made by any Loan Party (when no Event of Default has occurred and is continuing) in any other Person where such Loan Party has either acquired all or a material portion of the assets of such other Person or where such loan party has acquired at least 100% of the Capital Stock of such other Person; and

(F)      the Repurchase.

"Person" means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and Governmental Agencies and political subdivisions thereof.

"Purchase Agreement" means that certain gold stream agreement between Sandstorm Resources Ltd. and the Borrower dated as of November 9, 2010, as amended January 13, 2011.

"Repurchase" means the repurchase by the Borrower of 4% being one-third of the 12% of gold Sandstorm is entitled to purchase on the terms set forth in the Purchase Agreement.

"Required Lenders" means at any time Lenders holding more than fifty-one percent 51% of the outstanding principal balance of the Loan.

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"Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution or payment on capital of any Loan Party or any payment made to the direct or indirect holders (in their capacities as such) of capital of the Loan Parties (other than (x) dividends or distributions payable solely in capital shares (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase capital shares (other than Disqualified Capital Stock), and (y) in the case of a Loan Party, dividends or any other distributions or payments on capital payable to a Loan Party), (ii) the purchase, redemption or other acquisition or retirement for value of any Equity Securities (other than Equity Securities owned by a Loan Party, excluding Disqualified Capital Stock), unless redeemed from a Loan Party, (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness (other than Indebtedness acquired in anticipation of satisfying the applicable Maturity Date of the Loan, in each case due within one year of the date of acquisition), (iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment and (v) forgiveness of any Indebtedness of an Affiliate of the Borrower (other than a Loan Party) to a Loan Party. For greater certainty (v) above shall not prohibit the conversion into equity of any existing debt on the date hereof extended by the Borrower to Brigus Gold, Inc.

"Securities Pledge Agreements" means, collectively, (i) the securities pledge agreement granted by the Borrower in form and substance satisfactory to the Lenders, and (ii) the securities pledge agreement or agreements granted by certain of the Guarantors in form and substance satisfactory to the Lenders.

"Security Agent" means

"Solvent" means, as to any Person(s), such Person(s) who (a) own(s) and will own saleable assets the higher of book value and fair market value which are (i) greater than the total amount of its Indebtedness and (ii) greater than the amount that will be required to pay the actual or probable liabilities, subordinated, contingent or otherwise, of such Person(s) individually and taken as a whole (as applicable) as they become absolute or mature; and (b) do or does (as applicable) not intend to incur and do or does (as applicable) not believe that it or they (as applicable) will incur debts, subordinated, contingent or otherwise, beyond its or their (as applicable) ability to pay such debts as they become due, absolute and matured.

"Subsidiary" means, if applicable, with respect to any Person, any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person (or any of its other Subsidiaries).

"Taxes" means all foreign and domestic federal, provincial, state, municipal and other governmental taxes, levies, imposts, deductions, charges, claims, and assessments and withholdings, and all liabilities with respect thereto (including, without limitation, interest and penalties).

"Term Note" means a Senior Secured Term Note of Borrower in the form of Attachment A hereto, issued pursuant to Section 2.1(B) hereof.

"Transfer" has the meaning assigned to that term in Section 4.23(B) hereof.

"TSX" means Toronto Stock Exchange.

"United States" and "U.S." means the United States of America.

1.2	Accounting Terms.

For purposes of this Agreement, all accounting terms not otherwise defined herein including assets and liabilities shall have the meanings assigned to such terms in conformity with GAAP. Financial statements and other information furnished to the Lenders pursuant to Section 5.1 hereof shall be prepared in accordance with GAAP on a consistent basis.

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1.3	Other Definitional Provisions.

References to "Sections", "subsections", "Exhibits" and "Schedules" shall be to Sections, subsections, Exhibits and Schedules, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined in Section 1.1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference. In this Agreement, words importing any gender include the other genders; the words "including," "includes" and "include" shall be deemed to be followed by the words "without limitation"; except as otherwise indicated (e.g., by references to agreements "as in effect as of the date hereof” or words to that effect), references to agreements and other contractual instruments shall be deemed to include subsequent amendments, assignments, and other modifications thereto, but only to the extent such amendments, assignments and other modifications are not prohibited by the terms of this Agreement or any other Loan Document; references to Persons include their respective permitted successors and assigns or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of same and any successor statutes and regulations.

SECTION 2

LOAN

2.1	Loan/Borrowing Procedure/Evidence of Indebtedness.

(A) Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Loan Parties set forth herein and in the other Loan Documents, the Lenders agree to loan to the Borrower $30,000,000 (the "Loan"). Each Lender shall make advances available hereunder on the basis of such Lender's Commitment, as set forth in Exhibit 1 annexed hereto. Each Lender is as of the date hereof a Canadian Resident.

(B) The Loan made by the Lenders shall be evidenced by one or more Term Notes executed and delivered by the Borrower in favour of each of the Lenders in the amount of such Lender's Commitment.

(C) Beginning June 30, 2013 and on the last day of each calendar quarter thereafter, the Borrower shall repay $2,000,000 of the aggregate principal balance of the Loan then outstanding hereunder (without penalty) on a pari passu basis pro rata to all of the Lenders.

2.2	Use of Proceeds.

The proceeds of the Loan shall be used exclusively (a) to fund the Repurchase, and (b) to fund the working capital requirements of the Borrower and its subsidiaries.

2.3	Taxes.

(A) Any and all amounts payable to the Lenders by any Loan Party hereunder or under any other Loan Document shall be made free and clear of and without deduction or withholding for any and all Indemnified Taxes, except for Taxes required to be withheld or deducted by law or the interpretation thereof by the applicable Governmental Agency.

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(B) If, as a result of a change in Applicable Law or any interpretation thereof, any Loan Party is required by law or the interpretation thereof by the applicable Governmental Agency to deduct or withhold any Indemnified Taxes from or in respect of any amount payable hereunder to a Lender, (1) except if such Loan party is required to deduct or withhold any Indemnified Taxes as a result of a Lender as of the date hereof which is a Canadian Resident ceasing to be a Canadian resident, the amount so payable shall be increased by such additional amount as may be necessary so that after making all required deductions or withholdings (including, without limitation, deductions or withholdings applicable to additional amounts payable under this Section 2.3), the Lenders shall receive a net amount equal to the full amount it would have received if no such deduction or withholding had been made; (2) such Loan Party shall make such deductions or withholdings and (3) such Loan Party shall remit, when due, the full amount of Taxes so deducted or withheld to the applicable Governmental Agency in accordance with applicable law.

(C) Whenever any Indemnified Taxes are remitted by any Loan Party pursuant to this Section 2.3, as promptly as possible thereafter such Loan Party shall send to the Lenders, a certified copy of an original official receipt received by such Loan Party showing payment thereof.

(D) Each Loan Party shall pay and shall indemnify and hold harmless any Lender within fifteen Business Days after written demand therefor, for the full amount of any Indemnified Taxes imposed on, or paid by such Lender, except to the extent that such Indemnified Taxes have been paid to the appropriate Governmental Agency by the Loan Party pursuant to Section 2.3(B), whether or not they were correctly or legally asserted. A certificate containing reasonable detail as to the amount of such Indemnified Taxes submitted to the relevant Loan Party by such Lender shall be conclusive evidence, absent manifest error, of the amount due from such Loan Party to such Lender.

(E) If a Lender has received a refund of or reduction in Taxes as to which it has been indemnified by a Loan Party or with respect to which a Loan Party has paid additional amounts pursuant to this Section 2.3, it shall pay to the Loan Party an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Loan Party under this Section 2.3 with respect to Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Lender and without interest (other than any net after-Tax interest paid by the relevant Governmental Agency with respect to such refund or reduction). The Loan Party, upon the request of such Lender, agrees to repay the amount paid over to the Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Agency) to such Lender if it is required to repay such refund or reduction to such Governmental Agency. This paragraph shall not be construed to require such Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to any Loan Party or any other person, to arrange its affairs in any particular manner or to claim any available refund or reduction in Taxes.

(F) The agreements in this Section 2.3 shall survive the termination of this Agreement and the payment and satisfaction of the Loan and all other Obligations hereunder.

2.4	Payments and Prepayments.

(A) Interest. The unpaid balance of the Loan shall bear interest from the date hereof, payable in monthly payments in arrears on the 30th day of each month in each year. The first such payment will fall due on November 30, 2012. Interest shall be payable at the Applicable Rate for each Interest Period from and including the last Interest Payment Date to, but excluding the next Interest Payment Date. For certainty, the first interest payment will include interest accrued and unpaid from and including the Closing Date, up to, but excluding, the first Interest Payment Date.

(B) Default Rate. In the event that any amount of principal of or interest on any Loan, or any other amount payable hereunder or under the Loan Documents, is not paid in full when due (whether at stated maturity, by acceleration or otherwise), the Borrower shall pay interest on such unpaid principal, interest or other amount, from the date such amount becomes due until the date such amount is paid in full, payable on demand, at a rate per annum equal at all times to 20.00% per annum. Additionally, and without limiting the foregoing, during the existence of any Event of Default, the Borrower shall pay interest on the unpaid principal amount of all Loan, at a rate per annum equal to at all times to 20.00% per annum per annum. Payment of any such interest at the rate described above shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of the Lender to exercise any of its rights and remedies under the Loan Documents.

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(C) Applicable Rate. The interest rate for the unpaid balance of the Loan during each Interest Period (the "Applicable Rate") shall be the interest rate based on the following table, calculated in accordance with this Section 2.4(C) based on the simple average of all Bloomberg Composite New York Gold Price closing prices during the Interest Period:

Bloomberg Composite New York Gold Price	Applicable Rate (per annum)
(US$/oz)

From $0 to $1,799.99	9%
From $1,800 to $1,999.99	10%
From $2,000 to $2,499.99	12%
From $2,500 and above	14%

In the event that the Bloomberg Composite New York Gold Price ceases to exist, calculations will be based on another widely recognized gold price, to be determined by the Borrower and the Lenders, each acting reasonably.

(D) Calculation. For each Interest Period, the Applicable Rate shall be determined based on the simple average of the Bloomberg Composite New York Gold Price closing price from the first day of the previous month to and including the last Business Day of such month. In the case of a Redemption or a Change of Control, the Applicable Rate shall be based on the simple average of the Bloomberg Composite New York Gold Price closing price from the first date of the previous month to and including to the date that is 15 days before the Redemption or Change of Control, as applicable.

(E) Payments on Business Days. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the payment may be made on the next succeeding Business Day and such extension of time shall be included in the computation of the amount of interest or fees due hereunder. The Borrower shall make each payment under the Loan Documents unconditionally in full without setoff, counterclaim or, to the extent permitted by applicable law, other defense, and free and clear of, and without reduction for or on account of, any present and future taxes or withholdings, and all liabilities with respect thereto. Each payment shall be made by wire transfer and not later than 12:00 p.m. (Eastern time) on the day when due to the Security Agent on behalf of each Lender in Dollars and in same day funds, or such other funds as shall be separately agreed upon by the Borrower and the Security Agent on behalf of each of the Lenders, in accordance with the Security Agent on behalf of each Lender's payment instructions.

(F) Time of Payment. All payments received by a Lender on a Business Day before 12:00 p.m. (Eastern time) shall be treated as having been received by such Lender on that day; payments made after such time on a Business Day shall be treated as having been received by such Lender on the next following Business Day. Receipt of a payment by the Security Agent shall constitute receipt by the applicable Lender.

(G) Computations. For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Loan Documents (and stated herein or therein, as applicable, to be computed on the basis of 360 days or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or such other period of time, respectively.

(H) Highest Lawful Rate. The Borrower agrees to pay an effective rate of interest equal to the sum of (i) the interest otherwise payable pursuant to Sections 2.5(A) and (B) of this Agreement, plus (ii) the additional interest, if any, which may be deemed to result from any charge or fee in the nature of interest from time to time to be paid by the Borrower pursuant to the terms of this Agreement, any other Loan Document or other document executed and delivered in connection herewith. The total liability of the Borrower for the payment of such interest shall not exceed the applicable limit imposed by the usury laws of any applicable jurisdiction. If a Lender receives interest in an amount which exceeds such limit, such excess amount shall be applied instead to the reduction of the unpaid principal balance and not to the payment of interest, or at such Lender's election the surplus shall be remitted to the Borrower by such Lender, and the Borrower hereby agrees to accept such remittance.

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(I) Repayment. The Borrower shall repay to the Lenders in full the aggregate principal amount and accrued and unpaid interest of the Loan outstanding on the applicable Maturity Date. When this Agreement has been terminated and all of the Obligations have been paid in full, the Lenders will promptly, at the Borrower's sole expense, execute and deliver any termination statements, lien releases, mortgage or deed of trust releases, discharges of security interests, and other similar discharge or release documents (and, if applicable, in recordable form) as are reasonably necessary to release, as of record, the Lenders' Liens and all notices of security interests and liens previously filed by or on behalf of the Lenders with respect to the Obligations.

(J) Application. After the exercise of remedies provided for in Section 7.2 (or after the Loan has automatically become immediately due and payable as set forth in Section 7.2), each payment by or on behalf of the Borrower hereunder shall, unless a specific determination is made by the Lender with respect thereto, be applied (i) first, to any costs, expenses and other amounts (other than principal and interest) due the Lenders; (ii) second, to accrued and unpaid interest due the Lender; and (iii) third, to principal due the Lenders. In the event any payment of principal is made other than on the applicable Maturity Date, and as a result the Lenders incur any costs or expenses (whether in connection with the repayment by it of corresponding amounts to its own funding source or otherwise), then the Borrower shall, upon demand and provision of details, pay the amount of such costs and expenses to the Lenders (provided however such costs and expenses shall not include loss of profits).

2.5	Redemption.

(A) Redemption. The Term Notes will be redeemable at the option of the Borrower at any time in accordance with the terms of this Section 2.5 with notice to be as provided for in Section 2.5(B). The Term Notes may be redeemed prior to the Maturity Date, in whole or in part, from time to time at the option of the Borrower in accordance with Section 2.5(C) at a price (the "Redemption Price") equal to the principal amount of the Term Notes to be redeemed multiplied by the percentage indicated in the chart below (the "Principal Redemption Factor"), plus accrued and unpaid interest thereon:

Date	Principal Redemption Factor
Prior to January 1, 2014	105%
January 1, 2014 to December 31, 2015	103%

In such circumstances, accrued and unpaid interest will be paid to but excluding the Redemption Date (with the Applicable Rate being determined based on the simple average of the Bloomberg Composite New York Gold Price closing price from the beginning of the Interest Period to 15 days prior to the Redemption Date).

(B) Partial Redemption. Subject to written notice from 2 or more Lenders electing not to be paid on pro rata basis, if less than all the entire unpaid principal balance of the Loan is to be redeemed, the Term Notes to be so redeemed shall be selected by the Borrower on a pro rata basis in accordance with the principal amount of the Term Notes registered in the name of each Lender. In the event that one or more of such Term Notes becomes subject to redemption in part only, upon surrender of any such Term Notes for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Borrower shall execute and deliver without charge to the Lender who holds such Term Notes or upon such Lender's order one or more new Term Notes for the unredeemed part of the principal amount of the Term Note or Term Notes so surrendered.

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(C) Notice of Redemption. Notice of redemption (the "Redemption Notice") of Term Notes shall be given to the Lenders not more than 60 days nor less than 40 days prior to the date fixed for redemption (the "Redemption Date"). Every such notice shall specify the aggregate principal amount of Term Notes called for redemption, the Redemption Date, the Redemption Price, together with a statement that accrued and unpaid interest will be paid to but excluding the Redemption Date, and the places of payment and shall state that interest upon the principal amount of Term Notes called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Term Notes are to be redeemed, the Redemption Notice shall specify:

(i)           the distinguishing letters and numbers of the Term Notes which are to be redeemed; and

(ii)          in all cases, the principal amounts of such Term Notes or, if any such Note is to be redeemed in part only, the principal amount of such part.

(D) Term Notes due on Redemption Date. Notice having been given as provided in paragraph (C) above, all the Term Notes so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem such Term Notes shall have been paid to the Lenders in immediately available funds as provided in Section 2.5(E), interest upon the Term Notes shall cease.

(E) Payment of Redemption Monies. Redemption of Term Notes shall be provided for by the Borrower paying to the Lenders (or as they otherwise direct), on or before 11:00 a.m. (Toronto) time in immediately available funds on the Business Day immediately prior to the Redemption Date specified in the Redemption Notice, such sums of money as may be sufficient to pay the Redemption Price of the Term Notes so called for redemption, plus a sum of money sufficient to pay accrued and unpaid interest thereon up to but excluding the Redemption Date.

(F) Failure to Surrender Term Notes Called for Redemption. In case the holder of any Term Note so called for redemption shall fail on or before the Redemption Date to surrender such Term Note for redemption, such redemption monies may be set aside in trust, without interest, in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the relevant Lender of the sum so set aside and, to that extent, the Tem Note shall thereafter not be considered as outstanding hereunder and such relevant Lender shall have no other right except to receive payment, out of the monies so paid and deposited upon surrender and delivery of such Term Note of the Redemption Price of such Term Note, plus accrued interest and unpaid interest to the Redemption Date. In the event that any money required to be deposited hereunder with any paying agent on account of principal, premium, if any, or interest, if any, on such Term Note shall remain so deposited for a period of six years from the Redemption Date, then such monies shall at the end of such period be paid over or delivered over by such paying agent to the Borrower on its demand, subject to applicable laws, thereafter the holder of a Term Note in respect of which such money was so repaid to the Borrower shall have no rights in respect thereof except to obtain payment of the money due from the Borrower, subject to any limitation period provided by the laws of the Province of Ontario.

(G) Cancellation. Subject to the provisions of this Section 2.5 as to Term Notes redeemed in whole or in part, all Term Notes redeemed and paid whose obligations have been satisfied under this Section 2.5 shall forthwith be delivered to the Borrower and cancelled and no Term Notes shall be issued in substitution therefor.

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2.6	Change of Control.

(A) Change of Control. At any time following (i) the consummation of a Change of Control and where (ii) at any time thereafter Wade Dawe is no longer the President and Chief Executive Officer of the Borrower ((i) and (ii) together a "Change of Control Trigger Event"), subject to the provisions and conditions of this Section 2.6, the Borrower shall be obligated to offer to purchase all of the Term Notes then outstanding. The terms and conditions of such obligation are set forth in this Section 2.6.

(B) Mechanics. Within ten days following the last to occur of Section 2.6(A)(i) or Section 2.6(A)(ii), the Borrower shall deliver to the Lenders a notice stating that there has been a Change of Control Trigger Event and specifying the dates on which such Change of Control Trigger Event occurred and the circumstances or events giving rise to such Change of Control Trigger Event (a "Change of Control Notice") together with an offer in writing from the Borrower (the "Change of Control Purchase Offer") to purchase, on the Change of Control Purchase Date (as defined below), all (or any portion actually tendered to such offer) of the Term Notes then outstanding from the holders thereof made in accordance with the requirements of applicable law at a price per Term Note equal to the principal amount multiplied by the percentage below under "Change of Control Principal Repayment Factor" plus accrued and unpaid interest thereon (together, the "Offer Price") to the Change of Control Purchase Date:

Date	Change of Control Principal Repayment Factor
Prior to Maturity Date	105%

The "Change of Control Purchase Date" shall be the 20th day after the date that the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to the Lenders.

(C) Threshold Level. If 90% or more in aggregate principal amount of Term Notes outstanding on the date the Change of Control Notice and the Change of Control Purchase Offer are delivered or mailed to the Lenders have been tendered for purchase and not withdrawn pursuant to the Change of Control Purchase Offer on the Change of Control Purchase Date, the Borrower has the right upon written notice (the "90% Redemption Right Notice") provided to the Lenders within 10 days following the Change of Control Purchase Date, to redeem all the Term Notes which would otherwise remain outstanding immediately following the Change of Control Purchase Date at the Offer Price as at the Change of Control Purchase Date (the "90% Redemption Right"). The 90% Redemption Right Notice shall provide that: (A) the Borrower has exercised the 90% Redemption Right and is purchasing all outstanding Term Notes effective as of the Change of Control Purchase Date at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price as at the Change of Control Purchase Date; and (B) each such holder must transfer his, her or its interest in Term Notes on the same terms as those holders that accepted the Change of Control Purchase Offer did and must send his, her or its Term Notes (if not then represented by a global certificate), duly endorsed for transfer, to the Security Agent within 10 days after the sending of such notice by the Borrower (the last day of such 10 day period being referred to herein as the "90% Redemption Right Tender Date").

(D) Payment. The Borrower shall, on or before 11:00 a.m., Toronto time, on the Business Day immediately prior to the Change of Control Purchase Date in respect of Term Notes to be purchased or redeemed pursuant to Section 2.6, and on or before the delivery of the 90% Redemption Right Notice in respect of the exercise of the 90% Redemption Right, deliver in immediately available funds to the Lenders such sums of money as may be sufficient to pay the Offer Price of the Term Notes to be purchased or redeemed by the Borrower.

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(E) Due and Payable. Term Notes for which Lenders have accepted the Change of Control Purchase Offer and Term Notes which the Borrower has elected to redeem in accordance with Section 2.6(C) shall become due and payable at the Offer Price in cash in the same manner and with the same effect as if the Change of Control Purchase Date were the Maturity Date, anything therein or herein to the contrary notwithstanding and notwithstanding that the actual purchase thereof may be subsequent to the Change of Control Purchase Date, and from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem the Term Notes shall have been deposited as provided in Section 2.6(D), interest on the Term Notes shall cease.

(F) Failure to Surrender Term Notes. In case any Lender who holds a Term Note to be purchased or redeemed in accordance with this Section 2.6 shall fail on or before the Change of Control Purchase Date in respect of a purchase or redemption pursuant to Section 2.6(C) or on or before the 90% Redemption Right Tender Date in respect of a purchase or redemption pursuant to the 90% Redemption Right, so to surrender such Term Note or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Borrower may require, such monies may be set aside in trust, without interest, in a chartered bank, and such setting aside shall for all purposes be deemed a payment to such Lender of the sum so set aside and such Lender shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such Term Note. In the event that any money required to be deposited hereunder with any chartered bank on account of principal or interest, if any, on Term Notes issued hereunder shall remain so deposited for a period of six years from the Change of Control Purchase Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the chartered bank, to the Borrower and the Borrower shall not be responsible to any Lender for any amounts owing to them and subject to applicable laws thereafter the holder of the Term Note in respect of which such money was so repaid to the Borrower shall have no rights in respect thereof except to obtain payment due from the Borrower, subject to any limitation period provided by the laws of the Province of Ontario.

SECTION 3

CONDITIONS TO ADVANCE

3.1	Conditions to Loan.

The obligation of the Lenders to make the Loan is subject to the satisfaction (as determined by the Lenders) of all of the conditions set forth in this Section 3.1.

(A) Closing Deliveries. The Lenders shall have received, in form and substance satisfactory to Lender, acting reasonably, all documents, instruments and information identified on Schedule 3.1(A).

(B) Security Interests; Pledge. The Lenders shall have received satisfactory evidence that all Liens granted to Lender pursuant to this Agreement or the other applicable Loan Documents have been duly perfected and constitute valid Liens on the Charged Property, with priority over all other Liens subject only to Permitted Encumbrances.

(C) Representations and Warranties. The representations and warranties contained herein and in the Loan Documents shall be true, correct and complete on and as of the Closing Date to the same extent as though made on and as of the Closing Date, except for any representation or warranty limited by its terms to a specific date.

(D) No Default. No event shall have occurred and be continuing, or would result from the making of the Loan or the entry into and performance under the Loan Documents, that would constitute an Event of Default or a Default.

(E) Performance of Agreements. Each Loan Party shall have performed all agreements and satisfied all conditions which any Loan Document provides shall be performed by such Loan Party on or before the Closing Date.

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(F) No Prohibition. No order, judgment or decree of any court, arbitrator or Governmental Agency shall purport to enjoin or restrain Lender from advancing the Loan.

(G) Repurchase. The Lenders shall have received and be satisfied (i) with certified copies of all approvals required in connection with the Repurchase, (ii) with the Purchase Agreement, and any related agreements.

(H) No Material Adverse Effect. The Lenders shall have received a certificate of an officer of the Borrower stating that nothing has occurred from June 30, 2012 to the date hereof which could have a Material Adverse Effect.

SECTION 4

BORROWER'S REPRESENTATIONS AND WARRANTIES

To induce the Lenders to enter into this Agreement, and to fund the Loan, the Borrower and the Loan Parties (as applicable) represent and warrant to the Lenders that the following statements are true, correct and complete. Such representations and warranties, and all other representations and warranties made by each of the Borrower and the Loan Parties, herein or in the other Loan Documents, shall survive the execution and delivery of this Agreement and the closing contemplated hereby:

4.1	Organization: Powers: Capitalization.

(A) Organization and Powers. Each Loan Party is an entity duly organized, validly existing and, where applicable, in good standing under the laws of the jurisdiction of its incorporation or formation and is qualified to do business in all jurisdictions where such qualification is required except where failure to be so qualified could not be reasonably expected to have a Material Adverse Effect. Each Loan Party has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and proposed to be conducted and to enter into each Loan Document to which it is a party and to consummate the transactions contemplated by each of the Loan Documents and otherwise to carry out its obligations hereunder and thereunder.

(B) Capitalization. As of the date hereof, the Capital Stock of each Subsidiary of the Borrower is as set forth on Schedule 4.1(B). All Capital Stock of each Subsidiary of the Borrower is duly authorized and validly issued, fully paid, non-assessable, free and clear of all Liens other than Permitted Encumbrances and such shares of Capital Stock were issued in compliance with all applicable provincial, local, state and federal laws concerning the issuance of securities. As of the date hereof, no Capital Stock of any Guarantor is issued and outstanding other than described above. As of the date hereof, there are no preemptive or other outstanding rights, options, warrants, conversion rights or similar agreements or understandings for the purchase or acquisition from any Loan Party of any Equity Securities except as set forth on Schedule 4.1(B).

4.2	Authorization of Borrowing; No Conflict.

Each of Borrower and each Guarantor has the power and authority to incur the Obligations, and, with respect to the Guarantors, to grant Liens in the Charged Property. The execution, delivery and performance of the Loan Documents by the Loan Parties have been duly authorized by all necessary company and shareholder action. The execution, delivery and performance of the Loan Documents by the Loan Parties and the consummation of the transactions contemplated by this Agreement and the other Loan Documents by the Loan Parties, do not contravene and will not be in contravention of any applicable law, the corporate charter or bylaws or articles of organization of any Loan Party or any agreement or order by which they or any of their property is bound. This Agreement and the other Loan Documents when executed and delivered, are and will be, the legally valid and binding obligations of the respective Loan Parties party thereto, enforceable against each such Loan Party in accordance with their respective terms except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally and subject to any equitable principles limiting the right to obtain specific performance of any such obligation.

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4.3	Financial Condition.

The financial statements for the years ended December 31, 2011 and December 31, 2010, together with the related notes, concerning the Loan Parties which have been furnished by Borrower to the Lenders pursuant to this Agreement have been prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein); do present fairly, the Consolidated financial condition of the Loan Parties as at the dates thereof and the results of their operations for the periods then ended, and accurately reflect the financial condition of the Loan Parties in all material respects as at such date; and there has been no event or development which has had, or is reasonably likely to have, a Material Adverse Effect since December 31, 2011.

4.4	Off-Balance Sheet Transactions.

As at the date hereof, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of any Loan Party with unconsolidated entities or other Persons that may have a current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of a Loan Party other than Permitted Indebtedness.

4.5	Indebtedness and Liabilities.

As of the date hereof, no Loan Party has any Indebtedness, except for Permitted Indebtedness or in each case, as reflected on the most recent financial statements delivered to Lenders on or before the Closing Date or, in each case, as incurred in the ordinary course of business following the date of the most recent financial statements delivered to Lenders for the years ended December 31, 2011 and December 31, 2010.

4.6	Title to Properties; Liens

Borrower and each Guarantor has full power to own its property and conduct its business as currently conducted, and to grant security for the Obligations for the purposes and in the manner provided by the Loan Documents to which it is a party. Except for Permitted Encumbrances, all such properties are free and clear of Liens.

4.7	Litigation

Except as disclosed to the Lenders in writing, there is not pending or, to the knowledge of any Loan Party, threatened, any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration by, against or affecting any Material Loan Party or any property of any Material Loan Party that could have a Material Adverse Effect, and nothing has occurred and no development in any such action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration has occurred that could have a Material Adverse Effect.

4.8	Payment of Taxes.

All Tax returns and reports of the Loan Parties required to be filed by them have been timely filed, and all Taxes upon such Persons and upon their respective properties, assets, income and franchises which are shown on such returns as due and payable, have been paid when due and payable except where failure to file or pay could not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.8, as of the date hereof, none of the income tax returns of the Loan Parties is under audit and none of the Loan Parties has any knowledge of actual or potential Tax deficiency. No tax liens (other than Permitted Encumbrances) have been filed or are being asserted with respect to any such Taxes. The charges, accruals and reserves on the books of Borrower and the other Loan Parties in respect of any Taxes are in accordance with GAAP.

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4.9	Performance of Agreements.

No Loan Party is in default in the performance, observance or fulfillment of any of the material obligations, covenants or conditions contained in any Material Contract, and no condition exists that, with the giving of notice or the lapse of time or both, would constitute such a default, which in any case could have a Material Adverse Effect.

4.10	Broker's Fees.

Except as set forth on Schedule 4.10, no broker's or finder's fee or commissions will be payable by reason of any action of any Loan Party with respect to the execution or delivery of this Agreement by the Loan Parties.

4.11	Environmental Compliance.

Except as could not have a Material Adverse Effect, each Loan Party has been and is currently in compliance with all applicable Environmental Laws, including obtaining and maintaining in effect all Approvals required by applicable Environmental Laws. There are no Environmental Claims asserted or, to each Loan Party's knowledge, threatened against any Loan Party or relating to any real property currently or formerly owned, leased or operated by each Loan Party which could have a Material Adverse Effect.

4.12	Mining Properties.

The Mining Properties and the Minerals on such Mining Properties are, to the best of the Borrower's knowledge, having made due and diligent inquiry, held under valid, subsisting and enforceable title documents sufficient to permit the Loan Parties to explore, develop and conduct mining work with the Minerals relating thereto, subject to approval of necessary permits to carry out such activities; all such mining claims have been validly located and recorded in accordance with all applicable laws and are valid and subsisting and no notice to cancel or forfeit a Mining Property has been received by or on behalf of a Loan Party; and the Loan Parties have or are in the process of obtaining (and have no reason to believe they will not obtain in the ordinary course but cannot represent that they will obtain them) all necessary surface rights, access rights and other necessary rights and interests relating to the Mining Properties granting the Loan Parties the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Loan Parties, with only such exceptions as do not materially interfere with the use made by the Loan Parties of the rights or interests so held.

4.13	Solvency.

After giving effect to the transactions contemplated by the Loan Documents, and, as of, from and after the date of this Agreement, the Loan Parties taken as a whole are and shall be Solvent (and for greater certainty each Loan Party, jointly and severally, being responsible for the Obligations hereunder and therefore the aggregate amount of the Obligations shall not be treated as separate liabilities and accounted for multiple times for each of the Loan Parties but instead one aggregate amount of Obligations being the joint and several responsibility of the Loan Parties).

4.14	Insurance.

Each Loan Party maintains insurance policies for public liability, property damage for its business and properties, of types and in amounts customarily carried or maintained by Persons of established reputation engaged in similar businesses; and, as of the date hereof, no notice of cancellation has been received with respect to such policies and each Loan Party is in compliance in all material respects with all conditions contained in such policies. Notwithstanding the foregoing, no representation is made as to the adequacy of any such insurance. No Loan Party has failed to give any material notice or present any material claim or material incident (including, without limitation, environmental) under any insurance policy in a due and timely manner.

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4.15	Compliance with Laws.

No Loan Party is in violation of any law, ordinance, rule, regulation, order, judgment, policy, guideline or other requirement of any domestic or foreign government or any Governmental Agency having jurisdiction over the conduct of its business or the ownership of its properties (including, without limitation, National Instrument 43-101), which violation would subject any Loan Party or any of its officers to criminal liability or could have a Material Adverse Effect, which has not been provided to the Lenders.

4.16	Subsidiaries.

As of the date hereof, the Guarantors are the only direct or indirect Subsidiaries of the Borrower, except as listed on Schedule 4.16.

4.17	Affiliate Transactions.

No Loan Party is conducting, permitting or suffering to be conducted, transactions with any Affiliate other than transactions among Loan Parties or transactions entered into in the ordinary course of business on terms no less favourable to the applicable Loan Party than as would be obtainable in a comparable transaction with Persons at arm's length with the Loan Party.

4.18	Employee Matters.

Except as set forth in Schedule 4.18 as of the date hereof, (a) Borrower's and the other Loan Parties' employees are not subject to any collective bargaining agreement, (b) no petition for certification or union election is pending with respect to the employees of Borrower and the other Loan Parties and no union or collective bargaining unit has sought such certification or recognition with respect to the employees of Borrower and the other Loan Parties and (c) there are no strikes, slowdowns, work stoppages or controversies pending or to the best of Loan Parties' knowledge, threatened between Borrower and the other Loan Parties and their employees, other than employee grievances arising in the ordinary course of business which could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, and (d) there are no pension, deferred compensation, bonus or incentive compensation, share option or purchase, severance, termination pay, hospitalization or other medical benefit, life or other insurance, vision, dental, drug, sick leave, disability, salary continuation, vacation, supplemental unemployment benefits, profit sharing, incentive or other compensation, mortgage assistance, retirement compensation arrangement, group registered retirement savings, deferred profit sharing, employee profit sharing, savings, retirement or supplemental retirement or any other employee benefit plan, program or arrangement, whether funded or unfunded, formal or informal for the benefit of employees or former employees of any of the Loan Parties, except as required by applicable law or otherwise disclosed to the Lenders.

4.19	Absence of Defaults.

As of the date hereof no Loan Party is in material default under its articles of incorporation, certificates of formation, bylaws or operating agreements or similar entity governance documents, and no event has occurred, which has not been remedied (to the extent expressly permitted hereunder) or waived in writing by the Lenders, which constitutes a Default or an Event of Default, or which constitutes, or, to the knowledge of any Loan Party, which with the passage of time or giving of notice or both would constitute, a Default or Event of Default by any Loan Party under any Material Contract or material judgment, decree or order to which any Loan Party is a party or by which any Loan Party's properties may be bound or which would require any Loan Party to make any payment under any of the foregoing prior to the scheduled maturity date therefor except where such event could not reasonably be expected to have Material Adverse Effect.

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4.20	Loans to Shareholders, Directors, Officers or Affiliates.

As of the date hereof, the Loan Parties have not made any loans or advances to or for the benefit of any shareholder, director, officer or Affiliate of a Loan Party, nor will any such loans be made while the Obligations are outstanding except for loans that constitute Permitted Investments (including, without limitation, intercompany loans which constitute Permitted Investments).

4.21	Subsidiary Rights.

Each Loan Party has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all Capital Stock of its Subsidiaries.

4.22	Manipulation of Stock Price.

Neither the Borrower nor any Guarantor has taken nor will take, directly or indirectly, any action designed to or that could reasonably expected to cause or result in stabilization or manipulation of the price of any Capital Stock of the Borrower to facilitate the sale or resale of the securities of the Borrower.

4.23	Absence of Changes.

Since June 30, 2012:

(A) there has not been any damage, destruction, loss, or other event, development or condition of any character (whether or not covered by insurance) that could have a Material Adverse Effect;

(B) other than in respect of Permitted Dispositions, or as permitted under Section 8.23, no Loan Party has transferred, assigned, sold or otherwise disposed of (each a "Transfer") any material assets shown or reflected in its financial statements or cancelled any material debts or entitlements;

(C) no Loan Party has, directly or indirectly, (i) declared or paid any dividends or declared or made any other payments or distribution on or in respect of any of its shares and (ii) purchased or otherwise acquired any of its shares other than distributions to and redemptions from Loan Parties; or

(D) no Loan Party has authorized, agreed or otherwise become committed to do any of the foregoing.

4.24	Contingent Liabilities.

There are no contingent liabilities affecting the Loan Parties, in excess of the liabilities that are either reflected or reserved against in the financial statements (or notes thereto) referred to in Sections 5.1(B) and 5.1(C), which are material to the Loan Parties or which are not Permitted Indebtedness.

4.25	Material Contracts.

Neither the Borrower nor any Loan Party is in material default under any Material Contract and no claim of such a default has been made and no event has occurred which with the giving of notice or the lapse of time or both would constitute such a default other than a default that would not have or cause a Material Adverse Effect. To the Loan Parties' knowledge, no other party to any Material Contract is in default thereunder. Each of Material Contract is in full force and effect and is a legal, valid and binding obligation of each Loan Party thereto.

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4.26	Capitalized Leases.

Except as set forth on Schedule 4.26, as of the date hereof, none of the Loan Parties is party to any Capitalized Leases.

4.27	Disclosure.

None of the representations or warranties made by the Borrower or any other Loan Party in the Loan Documents as of the date of such representations and warranties, and, to the best knowledge of the Loan Parties' current officers and directors, none of the statements contained in any other information with respect to the Borrower and the other Loan Parties, including each exhibit or report, furnished by or on behalf of the Borrower to the Lenders in connection with the Loan Documents or the Repurchase, contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading. To the best knowledge of the Loan Parties, current officers and directors, there is no material fact known to any Loan Party that has had or could have a Material Adverse Effect and that has not been fully disclosed herein or in such other documents, certificates and statements furnished to the Lenders for use in connection with the transactions contemplated hereby.

SECTION 5

AFFIRMATIVE COVENANTS

Each Loan Party covenants and agrees that until payment and performance in full of all Obligations, unless the Lenders shall otherwise give their prior written consent, each Loan Party shall perform all covenants in this Section 5 applicable to such Person:

5.1.	Financial Statements and Other Reports.

Borrower shall maintain a system of accounting, and keep such books, records and accounts (which shall be true and complete in all material respects), as may be required or as may be necessary to permit the performance of an annual audit and the preparation of financial statements in accordance with GAAP, consistently applied. Borrower will deliver to the Lenders the financial statements and other reports described below until payment and performance in full of all Obligations.

(A)           Monthly Financials and Reports. As soon as available but in no event more than 30 days after the end of each calendar month, the Borrower shall deliver a summary of such month's operations and a summary of the Fiscal Year-to-date operations, in a form reasonably satisfactory to the Lenders, including information in reasonable detail concerning (i) production during such period, (ii) the inventory at the end of such period, (iii) revenues generated during such period, (iv) operating costs during such period, (v) costs constituting capital expenditures, and (vi) any material adverse developments during such period in project operation, including material technical problems, discovery of any material defect in the physical facilities of any of the Mineral Properties, material interruption to operation, material disputes with any Governmental Agency (including tax authorities) or material labor difficulties (provided the Lenders agree that any publicly disseminated press release announcing any of the facts in item (vi) shall be deemed delivery of such information to the Lenders).

(B)           Quarterly Financials. As soon as available and in any event within 60 days after the end of each fiscal quarter of each Fiscal Year, the Borrower shall deliver the Consolidated balance sheet of the Borrower, as adjusted in conformity with GAAP, as at the end of such fiscal quarter and the related Consolidated statements of income, shareholders' equity and cash flow for such fiscal quarter and for the period from the beginning of such Fiscal Year to the end of such fiscal quarter.

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(C)           Year-End Financials. In addition to the relevant quarterly and monthly financial statements referred to in Sections 5.1(A) and (B), as soon as available and in any event within 90 days after the end of each Fiscal Year, the Borrower shall deliver to Lenders: (1) the audited Consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such Fiscal Year and the related audited Consolidated and consolidating statements of income, shareholders' equity and cash flow for such Fiscal Year; (2) a report with respect to such audited financial statements from the Borrower's auditors, which report shall be unqualified as to going concern and scope of audit of the Borrower and its Subsidiaries and shall state that (a) such audited financial statements present fairly the Consolidated financial position of the Borrower as at the dates indicated and the results of its operations and cash flow for the periods indicated in conformity with GAAP applied on a basis consistent with prior years, and (b) that the examination by such accountants in connection with such audited financial statements has been made in accordance with generally accepted auditing standards and (3) a budget for the upcoming fiscal year.

(D)           Government Notices. The Borrower will deliver to the Lenders promptly after receipt copies of all notices, requests, subpoenas, inquiries or other writings received by any Loan Party from any Governmental Agency concerning the violation or alleged violation of any Environmental Laws, relating to the storage, use or disposal of any Hazardous Material or any Loan Parties' payment or non-payment of any Taxes including any tax audit in each case where such storage, use, disposal, violation, payment or non-payment could have a Material Adverse Effect.

(E)           Events of Default, etc. On the second (2nd) Business Day following the day any officer of Loan Party obtains knowledge of any of the following events or conditions, such Loan Party shall deliver or cause to be delivered an Officer's Certificate specifying the nature and period of existence of such condition or event and what action such Loan Party have taken, are taking, and propose to take, with respect thereto: (1) any condition or event that constitutes an Event of Default or Default; (2) any notice of material default that any Person has given to any Loan Party or any other action taken with respect to a claimed material default under any Material Agreement; or (3) any matter which has had or could have a Material Adverse Effect.

(F)           Locations. The Borrower shall give the Lenders at least 15 days' advance written notice of any change in the location of the Charged Property or of any new location for the Charged Property (other than Charged Property in transit) in each case located in Canada.

(G)           Other Information. With reasonable promptness, the Borrower shall deliver such other information and data as may be available to and disclosable by the Loan Parties with respect to any Loan Party or the Charged Property as the Lenders may reasonably request from time to time, including reasonably requested updates to projections (including consolidating information therein for Subsidiaries and/or business lines) and consolidating quarterly financial statements for Subsidiaries and/or business lines.

5.2.	Inspection.

(A) So long as an Event of Default has occurred and is continuing, each Material Loan Party shall, at the Borrower's cost and expense, permit the Lenders and any authorized representatives designated by the Required Lenders to visit and inspect any of the properties of each Material Loan Party, and to review its financial and accounting records, and in conjunction with such inspection, to make copies and take extracts therefrom, and to discuss its affairs, finances and business with its officers and independent public accountants, at such reasonable times during normal business hours and as often as may be reasonably requested.

(B) So long as no Event of Default has occurred and is continuing, each Loan Party shall, at the Lenders' cost and expense, permit the Required Lenders and any authorized representatives designated by the Required Lenders to visit and inspect any of the properties of such Loan Party, and to review its financial and accounting records, and in conjunction with such inspection, to make copies and take extracts therefrom, and to discuss its affairs, finances and business with its officers and independent public accountants, at such reasonable times during normal business hours and as often as may be reasonably requested, provided, that the Required Lenders shall only be entitled to do so twice per year and that no such visit and/or inspection shall last longer than two Business Days and provided further that each such visit and inspection is subject to (a) each Lender ensuring that such inspection is conducted in a manner that does not interfere with or disrupt the business or operations of the Loan Party, (b) all applicable confidentiality restrictions, and (c) compliance with all applicable laws and the policies and procedures adopted by the Loan Party.

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(C) No Loan Party shall be responsible or liable for any accident, injury, claim, loss or liability suffered or incurred by a Lender or any representative or agent of the Lender while visiting or inspecting any property of the Loan Party, and each Lender shall indemnify and hold the Loan Parties harmless for any damaged caused by such Lender, or by such Lender's employees, agents or servants, for any such accident, injury, claim, loss or liability suffered as a result of such Lender's gross negligence or willful misconduct.

5.3.	Charged Property Records.

Each Material Loan Party shall keep full and accurate books and records relating to the Charged Property and, promptly after being requested by a Lender, shall mark such books and records to indicate such Lender's security interests in the Charged Property.

5.4.	Corporate Existence.

Each Material Loan Party shall at all times preserve and keep in full force and effect its corporate existence and all rights and franchises except where failure to do so could not reasonably be expected to have a Material Adverse Effect. Borrower shall promptly notify the Lenders of any change in the ownership of any other Loan Party or the Loan Parties' corporate structure.

5.5.	Payment of Taxes.

Each Loan Party shall pay when due all Taxes imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property provided that no such Tax need be paid if such Loan Party is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if such Loan Party has established appropriate reserves in conformity with GAAP.

5.6.	Maintenance of Properties; Insurance.

Except as set forth herein, each Loan Party shall maintain or cause to be maintained in good repair, working order and condition, normal wear and tear excepted, all Charged Property and will make or cause to be made all commercially reasonable and appropriate repairs, renewals and replacements thereof. The Lenders acknowledge that some of the equipment acquired by the Guarantors in conjunction with the acquisition of the Mining Properties may not be presently in good repair, working order or condition. Each of the Loan Parties shall obtain and maintain in full force and effect the Mining Properties and the Approvals (including, without limitation, mining concessions and easements) and rights (including, without limitation, water rights) necessary for the construction, development and operation of the Mining Properties, to export and sell gold and, in the case of Approvals with respect to title issues shall maintain all such Approvals and with respect to all other Approvals except where failure to obtain and maintain such Approvals could not reasonably be expected to have a Material Adverse Effect. The Loan Parties shall maintain adequate equipment for the construction, development and operation of the Mining Properties in a reasonable and prudent manner. The Loan Parties shall, with due diligence and in a reasonable and prudent manner, enforce the material rights granted to it under and in connection with all such Mining Properties, water rights, Approvals and related rights except where failure to enforce such rights could not reasonably be expected to have a Material Adverse Effect. The Loan Parties shall maintain or cause to be maintained, with financially sound and reputable insurers, public liability and property damage insurance with respect to its businesses and properties against loss or damage of the kinds customarily carried or maintained by Persons of established reputation engaged in similar businesses and in amounts reasonably acceptable to the Lenders. Each Loan Party shall cause the Security Agent, on behalf of the Lenders, to be named as "lender's loss payee" on all applicable insurance policies relating to any Charged Property and as "additional insured" under all applicable liability policies, in each case pursuant to appropriate endorsements which are commercially available, in form and substance reasonably satisfactory to the Lenders. If a Loan Party is, at the time of receipt of any insurance proceeds, and no Event of Default has occurred and is continuing, such Loan Party shall use any proceeds received from any policies of insurance for the replacement of the asset(s) for which such proceeds have been received or for other general corporate purposes. If an Event of Default has occurred and is continuing at the time of receipt of any insurance proceeds, in default of any of the Obligations, such Loan Party shall offer to apply any proceeds received from any policies of insurance relating to any Charged Property to satisfy the Obligations.

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5.7.	Compliance with Laws.

Each Loan Party shall comply with the requirements of all applicable laws, rules, regulations and orders of any Governmental Agency as now in effect and which may be imposed in the future in all jurisdictions in which such Loan Party is now doing business or may hereafter be doing business, except to the extent that non-compliance with such laws, rules and regulations could not reasonably be expected to have a Material Adverse Effect.

5.8.	Further Assurances.

Each Loan Party will, from time to time, execute such guarantees, financing or continuation statements, security agreements, reports and other documents or deliver to Lender such instruments, certificates of title or other documents as Lender at any time may reasonably request to evidence, perfect or otherwise implement the guarantees and security for repayment of the Obligations provided for in the Loan Documents. At the Lenders' request, each Loan Party shall cause any wholly-owned Subsidiaries of any Loan Party who acquire an interest in the Charged Property promptly to guarantee the Obligations and to grant to Lender security interests in the interest of such Subsidiary in the Charged Property to secure the Obligations.

5.9.	Use of Proceeds.

The Borrower shall use the proceeds of the Loan for proper business purposes (as described in Section 2.2 hereof) consistent with all applicable laws, statutes, rules and regulations.

5.10.	Additional Collateral.

The Borrower shall, and shall cause each of the other Loan Parties to, grant to the Lenders a deed of trust lien on any real estate acquired by the Borrower or such Loan Party after the date hereof or otherwise which is not subject to a deed of trust lien in favour of the Lenders, and execute indemnities in favour of the Lenders, to the satisfaction of the Lenders, acting reasonably, with respect to such real estate.

5.11.	Environmental Compliance.

The Material Loan Parties shall comply with the Environmental Laws, shall promptly pay or cause to be paid all costs and expenses incurred in such compliance and implementation, and shall keep or cause to be kept the Mining Properties free and clear of any Liens imposed pursuant to applicable Environmental Laws, except to the extent that non-compliance with Environmental Laws or such Liens could not reasonably be expected to have a Material Adverse Effect.

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5.12.	Accuracy of Information.

All written information, reports, statements and other papers and data furnished to the Lenders, whether pursuant to this Section 5 or any other provision of this Agreement or of any other Loan Document, shall be, at the time the same is so furnished, complete and correct in all material respects to the best knowledge of the current officers and directors of the Borrower to the extent necessary to give the Lenders true and accurate knowledge of the subject matter thereof.

5.13.	Repurchase.

The Borrower shall deliver to the Lenders, as reasonably requested by the Lender, a copy of any approval, authorization, or clearance obtained in connection with the Repurchase following receipt thereof, or evidence of the expiration or termination of any applicable waiting period.

5.14.	Sale of Certain Assets.

The Borrower shall ensure that the net proceeds of any sale, lease or other transfer of any of the assets of or shares of the following entities shall be deposited with and remain the property of a Loan Party: Brigus Gold, Inc., Linear Gold Holdings Corp., Linear Gold Mexico, S.A de C.V., Linear Gold Mineracao Ltda., Servicios Ixhuatan, S.A. de C.V. and Linear Gold Caribe, S.A.

SECTION 6

NEGATIVE COVENANTS

Each Loan Party covenants and agrees that until payment and performance in full of all Obligations, unless Lender shall otherwise give its prior written consent, each Loan Party shall perform, and shall cause each of its Subsidiaries to perform all covenants in this Section 6 applicable to such Person.

6.1.	Indebtedness and Liabilities.

Each Loan Party shall not directly or indirectly create, incur, assume, guarantee, or otherwise become or remain directly or indirectly liable, on a fixed or contingent basis, with respect to any Indebtedness except Permitted Indebtedness.

6.2.	Transfers, Liens and Related Matters.

(A) Transfers. Without the prior written consent of the Required Lenders, not to be unreasonably withheld or delayed, no Loan Party shall Transfer or grant any option with respect to any of the Charged Property or other Asset Disposition, including without limitation, Transfers to any Subsidiary of the Borrower who is not a Loan Party, except that each Loan Party may (i) Transfer assets in the ordinary course of business; (ii) Transfer assets which are obsolete, redundant or of no economic value; (iii) sell or dispose of the Goldfields Property by way of asset sale or share sale or other similar transaction to an arm's length third party provided that the net proceeds of any such disposition are used first to redeem forthwith following the closing of such sale or disposition, on a pro rata basis, 50% of the then outstanding balance of the Term Notes in accordance with and subject to the terms and conditions of Section 2.5 hereof (including, without limitation, the payment of the applicable Principal Redemption Factor) (together (i), (ii) and (iii) are each a "Permitted Disposition").

(B) Liens. Except for Permitted Encumbrances, (i) no Loan Party shall directly or indirectly create, incur or assume (or agree to create, incur or assume) or permit to exist any Lien on or with respect to any of the Charged Property or other assets or any proceeds, income or profits therefrom and (ii) no Subsidiary of the Borrower shall directly or indirectly create, incur or assume (or agree to create, incur or assume) or permit to exist any Lien on or with respect to any of its property or other assets or any proceeds, income or profits therefrom.

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(C) No Pledge Restrictions. No Loan Party shall enter into or assume any agreement (other than the Loan Documents, and any document evidencing or governing Permitted Indebtedness) restricting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired.

6.3.	Restriction on Fundamental Changes.

(A) No Loan Party shall, without the prior written consent of the Lenders merge into, amalgamate or consolidate with any other Person, except that any Loan Party may merge into or consolidate with the Borrower or any other Loan Party (provided any such merger or consolidation does not impair the rights of the Lenders, in which case, consent of the Lenders shall be required).

(B) Each Loan Party may, with 30 days' prior written notice to Lenders:

(i)           change its jurisdiction of incorporation, type of organization (provide such change in organization does not impair the rights of the Lender, in which case, consent of the Lender shall be required) or its legal name; or

(ii)           acquire by purchase or otherwise all or substantially all of the assets or Equity Securities, of any Person or any business division of any Person; or

(iii)           merge into, amalgamate or consolidate with any other Person, except (X) in the circumstance where the consent of the Lender is required pursuant to Section 6.3(A) or (Y) where such merger, amalgamation or consolidation impairs the rights of the Lenders, in which case, consent of the Lenders shall be required.

6.4.	Restricted Payments.

No Loan Party shall directly or indirectly declare, order, pay, make or set apart any sum for any Restricted Payment (other than to another Loan Party or a Permitted Investment).

6.5.	Transactions with Affiliates.

No Loan Party shall directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale or exchange of property or the rendering of any service) with any Affiliate or with any officer, director or employee of any Loan Party other than transactions among Loan Parties or transactions entered into in the ordinary course of business on terms no less favourable to the applicable Loan Party than as would be obtainable in a comparable transaction with Persons at arm's length with the Loan Party.

6.6.	Environmental Liabilities.

No Loan Party shall: (a) violate any applicable Environmental Law applicable to the Charged Property if such violation could have a Material Adverse Effect; (b) dispose of any Hazardous Materials (except in accordance with Environmental Law) applicable to the Charged Property into or onto or from, any real property owned, leased or operated by such Loan Party if such disposal could have a Material Adverse Effect; or (c) permit any Lien imposed pursuant to any Environmental Law applicable to the Charged Property to be imposed or to remain on any real property owned, leased or operated by any Loan Party if such Lien could have a Material Adverse Effect.

6.7.	Charter Documents.

No Loan Party shall amend or otherwise modify its articles of incorporation or bylaws (or equivalent charter documents) or any existing shareholders' agreement or similar agreement (all of such agreements having been previously delivered to the Lenders) in a manner which could have a Material Adverse Effect on Lender's rights under the Loan Documents, or enter into any new shareholders' agreement or similar agreement.

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6.8.	Purchase Agreement.

No Loan Party shall amend, vary or waive any material term, condition, representation, warranty or condition precedent of the Purchase Agreement or the terms of the Repurchase or make any determination as to the satisfaction of any condition precedent set forth therein without the prior written approval of the Lenders, such approval not to be unreasonably withheld or delayed.

6.9.	HSBC Lease.

Neither the Borrower nor the Loan Party shall re-borrow or increase the amounts owed to HSBC pursuant to the HSBC Lease beyond the amounts then owing at any particular time.

SECTION 7

DEFAULT. RIGHTS AND REMEDIES

7.1. Event of Default.

"Event of Default" shall mean the occurrence or existence of any one or more of the following:

(A)      Payment. Failure of Borrower to make payment of any of the Obligations within two (2) Business Days of being due; or

(B)      Default Under Other Agreements. Failure of the Borrower to pay within two (2) Business Days of being due (or within any applicable grace period) any principal or interest totaling $500,000, or more on any Indebtedness other than the Obligations (whether or not the holder of such Indebtedness actually accelerates such payment); or

(C)      Breach of Certain Provisions. Failure of any Loan Party to perform or comply with any of its covenants or obligations contained in this Agreement or any other Loan Document, relating hereto or thereto, not otherwise addressed in this Section 7.1; provided that if such default is capable of being remedied, the Borrower shall have thirty (30) days after receiving written notice thereof to remedy such default; provided further that if such default is not capable of being remedied, it will be considered a default immediately;

(D)      Breach of Warranty. Any representation or warranty made by any Loan Party in any Loan Document or in any certificate at any time required pursuant to the terms of this Agreement to be given by such Person in writing pursuant or in connection with any Loan Document is false or misleading in any material respect on the date made or reaffirmed, would have a Material Adverse Effect and continues for a period of fifteen (15) days after written notice specifying such falseness and requiring such falseness to be remedied has been given by the Lenders to the Borrower; or

(E)      Involuntary Bankruptcy: Appointment of Receiver, etc. (1)A court enters a decree or order for relief with respect to any Material Loan Party or any of their respective properties pursuant to any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, including the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada), or (2) subject to Section 7.1(G), the continuance of any of the following events for 30 days unless dismissed or discharged: (a) an involuntary case is commenced against all or a portion of the assets of any Material Loan Party by a Person other than the Lender, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or (b) enforcement proceedings are commenced against any Material Loan Party by a Person other than the Lender in respect of assets of a Material Loan Party having a value in excess of $1,000,000; or (c) a decree or order of a court for the appointment of an dministrator, controller, receiver, interim receiver, manager, liquidator, sequestrator, trustee, custodian or other officer having similar powers over any Material Loan Party, or over all or a substantial part of their respective property, is entered; or (d) an interim receiver, trustee or other custodian is appointed without the consent of any Material Loan Party, for all or a substantial part of the property of any such Person; or

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(F)      Voluntary Bankruptcy; Appointment of Receiver, etc. (1) An order for relief is entered with respect to any Material Loan Party or any of their respective properties or any Material Loan Party commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case or to the conversion of an involuntary case to a voluntary case under any such law or consent to the appointment of or taking possession by a receiver, trustee, administrator, controller, or other custodian for all or a substantial part of any Material Loan Party's property; or (2) any Material Loan Party makes any assignment for the benefit of creditors; or (3) any Material Loan Party enters into or resolves to enter into any arrangement, composition or compromise with any of its creditors in excess of $1,000,000; or (4) the Board of Directors of any Material Loan Party adopts any resolution or otherwise authorizes action to approve any of the actions referred to in this Section 7.1(F); or

(G)      Liens. Any Lien, levy or assessment is filed or recorded with respect to or otherwise imposed upon all or any part of the Charged Property or the assets of any Material Loan Party by the Government of Canada or any department or instrumentality thereof or by any provincial, county, municipality, state, territory and council or other Governmental Agency (other than Permitted Encumbrances) and such Lien, levy or assessment is not stayed, vacated, paid or discharged within thirty (30) days or is being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor; or

(H)      Judgment and Attachments. Any money judgment, writ or warrant of attachment, or similar process involving (1) an amount in any individual case in excess of $1,000,000 or (2) an amount in the aggregate at any time in excess of $2,000,000 is entered or filed against any Material Loan Party or any of their respective assets and is either not fully covered by independent third-party insurance or remains unpaid, undischarged, unvacated, unbonded or unstayed and uncontested by a Material Loan Party for a period of 30 days or in any event later than five (5) days prior to the date of any proposed sale thereunder; or

(I)      Dissolution. Any application is made for, or order, judgment or decree is entered against any Material Loan Party decreeing, winding up or splitting such Person; or

(J)      Solvency. The Loan Parties, taken as a whole (and for greater certainty each Loan Party, jointly and severally, being responsible for the Obligations hereunder and therefore the aggregate amount of the Obligations shall not be treated as separate liabilities and accounted for multiple times for each of the Loan Parties but instead one aggregate amount of Obligations being the joint and several responsibility of the Loan Parties), cease to be Solvent or any Material Loan Party admits in writing the present or prospective inability to pay such Person's (as applicable) debts as they become due; or

(K)      Injunction. Any Material Loan Party is enjoined, restrained or in any way prevented by the order of any court or any administrative or regulatory agency from conducting all or any material part of its business and such order continues for more than thirty (30) days; or

(L)      Failure of Security. Lender does not have or ceases to have a valid security interest in the Charged Property (subject only to the priority of Permitted Encumbrances), other than as a result of the action or inaction of the Lender; or

(M)      Licenses and Permits. The loss, suspension or revocation of, or failure to renew, any license or permit now held or hereafter acquired by any Material Loan Party if such loss, suspension, revocation or failure to renew could have a Material Adverse Effect; or

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(N)      Encumbrancer. If one or more encumbrancer shall take possession or shall initiate or take steps to take possession of all or any portion of the Charged Property or any similar process be initiated, levied or enforced in respect of Charged Property which constitutes real property, mining rights or claims or any rights related thereto or any other Charged Property having a fair market value in excess of $1,000,000; or

(O)      Material Adverse Effect. Since the date of the Borrower's most recent Consolidated financial statements, any event, development or condition which has had or could have a Material Adverse Effect occurs.

(P)      Consents, etc. Any law, decree, license, permit, consent, authorization, registration or approval now or hereafter necessary to enable the Borrower or any Guarantor to develop the Mining Properties or to comply with its Obligations incurred in the Loan Documents shall be revoked, withdrawn or withheld or shall cease to remain in full force and effect and such event has could have a Material Adverse Effect.

(Q)      Loan Documents. Any of the Loan Documents after delivery thereof shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, or the Borrower or any other Material Loan Party shall contest in any manner the validity or enforceability thereof, or the Borrower or any other Material Loan Party shall deny that it has any further liability or obligation thereunder, except to the extent permitted by the terms thereof; or any of the Loan Documents for any reason, except to the extent permitted by the terms thereof, shall cease to create a valid and perfected first priority Lien other than a Permitted Lien on the Charged Property.

(R)      Non-Performance by Guarantors. Any Guarantee for any reason shall be revoked or invalidated, or otherwise cease to be in full force and effect, or a Material Subsidiary or any other Person shall contest in any manner the validity or enforceability thereof or deny that it has any further liability or obligation thereunder, except to the extent permitted by the terms thereof.

7.2.	Acceleration.

If any Event of Default shall occur and be continuing, the Lenders may at the direction of the Required Lenders (i) by notice to the Borrower declare the entire unpaid principal amount of the Loan, all interest accrued and unpaid thereon and all other Obligations to be forthwith due and payable, whereupon the Loan, all such accrued interest and all such other Obligations shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Loan Parties, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy and Insolvency Act (Canada) and the Companies' Creditors Arrangement Act (Canada), the result which would otherwise occur only upon giving of notice by the Lender to the Borrower as specified in this clause (i) shall occur automatically, without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, (A) exercise any or all of the Lenders' rights and remedies under the Loan Documents, and (B) proceed to enforce all other rights and remedies available to the Lender under the Loan Documents and applicable law.

7.3.	Waivers; Non-Exclusive Remedies.

No failure on the part of Lender to exercise, and no delay in exercising and no course of dealing with respect to any right under this Agreement or the other Loan Documents, shall operate as a waiver thereof; nor shall any single or partial exercise by Lender of any right under this Agreement or any other Loan Document preclude any other or further exercise thereof or the exercise of any other right. The rights in this Agreement and the other Loan Documents are cumulative and are not exclusive of any other remedies provided by law.

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7.4.	Performance of Covenants by Lender.

If any Loan Party shall fail to perform any of its covenants contained in this Agreement or in any Loan Document, the Lender may itself perform any of such covenants capable of being performed by it, but shall be under no obligation to do so. All sums so expended or advanced by the Lender shall be repayable hereunder. No such performance or advance by the Lender shall be deemed to relieve any Loan Party of a default hereunder.

SECTION 8

THE SECURITY AGENT

8.1	Appointment of Security Agent.

Royal Capital Management Corp., is hereby appointed by the Lenders as security agent for the purposes of this Agreement and the other Loan Documents, and Royal Capital Management Corp. hereby accepts such appointment upon the terms and conditions hereof and acknowledges that it is a Canadian Resident.

8.2	Authority to Act for Lenders.

The Security Agent shall have the right and authority with full power of substitution to act for and on behalf of the Lenders with respect to each Loan Document to which it is a party, including the right to create, accept, perfect and execute, as directed by the Required Lenders, such Loan Document and any and all amendments and renewals of such documents and, on behalf of the Lenders, to exercise in accordance with the provisions hereof the Lenders' rights under such Loan Documents, and shall incur no liability to the other Lenders in connection with any failure to act thereunder as amended or renewed from time to time. The Security Agent is hereby authorized by the Lenders to execute, deliver and perform each of the Loan Documents to which the Security Agent is or is intended to be a party, and each Lender agrees to be bound by all of the agreements of the Security Agent contained in the Loan Documents.

8.3	Reliance.

The Security Agent shall be entitled to act upon any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication furnished, in each case in writing, hereunder or under any other Loan Document which it in good faith believes and on its face appears to be genuine, and it shall be entitled to rely upon the due execution, validity and effectiveness, and the truth and acceptability, of any provisions contained therein. The Security Agent shall not have any responsibility to make any investigation into the facts or matters stated in any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication furnished to it hereunder or under any other Loan Document.

8.4	Written Direction; Liability.

Except as otherwise provided in this Agreement and the other Loan Documents, the Security

Agent:

(A)           shall only take such action under this Agreement and the other Loan Documents as it shall be directed in writing by the Required Lenders or otherwise in accordance with this Agreement or any of the other Loan Documents;

(B)           shall not give any direction or consent under this Agreement or any other Loan Document or enter into any agreement amending, modifying, supplementing or waiving any provisions of this Agreement or any other Loan Document unless it shall have been directed to do so in writing by the Required Lenders;

(C)           shall not be under any obligation or duty to take any action unless and until directed to do so by the Required Lenders in accordance with this Section 8.4. The Security Agent shall at any time be entitled to request directions from the Required Lenders as to the manner in which it should exercise any right, power or authority and may refrain from acting until such directions have been received.

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The Security Agent shall not be required to exercise any discretionary power granted to it herein or in any Loan Document, but may act or refrain from acting upon the written direction of the Required Lenders. The Security Agent shall not be liable for any error of judgment or for any act done or omitted to be done by it in good faith or for any mistake of fact or law, or for anything which it may do or refrain from doing, except for its own gross negligence or wilful misconduct. The Security Agent shall not be required to risk, expend or advance any of its own moneys in performing its obligations hereunder and shall not be required to perform any act which would involve it incurring expense or liability until it has received sufficient funding therefor and has been indemnified to its reasonable satisfaction.

8.5	Resignation, Replacement and Successor Agent.

The Security Agent at any time may resign as Security Agent hereunder and under the other Loan Documents, upon giving not less than thirty (30) days notice in writing to the Borrower and the Required Lenders. The Security Agent may be removed as the Security Agent hereunder and under the other Loan Documents, by an instrument in writing signed by the Required Lenders. Upon resignation of the Security Agent, a successor Security Agent shall be appointed by the Required Lenders and, so long as no Event of Default has occurred and is continuing, with the consent of the Borrower, such consent not to be unreasonably withheld or delayed. No resignation or removal of the Security Agent and no appointment of a successor Security Agent shall be effective until the successor Security Agent has accepted its appointment hereunder. If no successor Security Agent shall have been so appointed and shall have accepted such appointment within thirty (30) days after the date fixed for such resignation or such removal, the Security Agent may, at the expense of the Borrower, petition any court of competent jurisdiction for the appointment of a successor Security Agent. Such court may thereupon, after such notice, if any, as it may prescribe, appoint a successor Security Agent. Any successor Security Agent appointed pursuant to this Section 8.5 shall be a bank or trust company of international repute and suitable experience acting through a branch or office in Canada and shall be a Canadian Resident. Any successor Security Agent shall evidence its acceptance of the trust hereunder by executing and delivering to the Borrower, each Lender, and the Security Agent an instrument accepting its appointment as Security Agent hereunder, and thereupon such successor Security Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder with like effect as if originally named as Security Agent herein, and such predecessor shall have no further obligation or liability hereunder except for liability with respect to its acts or omissions prior to such succession pursuant to Section 8.4; nevertheless, on the request of any party hereto or such successor Security Agent, the Security Agent ceasing to act shall execute and deliver instruments transferring to such successor Security Agent all rights and powers of the Security Agent so ceasing to act, including any such instruments necessary to assign and/or novate the relevant Loan Documents, and shall deliver to such successor Security Agent all property held by it under the Loan Documents, provided that all indemnities in favour of the substituting or resigning Security Agent shall be retained by such substituting or resigning trustee.

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SECTION 9

MISCELLANEOUS

9.1	Assignments and Participations.

Each Lender may assign its rights and delegate its obligations under this Agreement and the Loan and further may assign, or sell participations in, all or any part of the Loan or any other interest therein, to another Person; provided that, if no Default or Event of Default has occurred the consent of the Borrower to an assignment under this Section 9.1 shall be only required (which consent shall not be unreasonably withheld) in the case of a proposed assignment by a Lender to this Agreement on the date hereof who is a Canadian Resident to an assignee who is not a Canadian Resident, and the Borrower shall be entitled to withhold its consent to such assignment on the grounds that any of the costs contemplated by Section 2.3 or that result from such assignment are in excess of, as of the date of such assignment, the comparable costs that were required to be paid by the Borrower to the assigning Lender as of such date (immediately prior to giving effect to such assignment). If an Event of Default has occurred and is continuing, a Lender may assign all or any part of its interest in the Credit Facility to any person without the consent of the Borrower. In the case of an assignment authorized under this Section 9.1, the assignee shall have, to the extent of such assignment, the same rights, benefits and obligations as it would if it were the Lender hereunder and Lender shall be relieved of its obligations hereunder with respect to the commitments or assigned portion thereof. Each Loan Party hereby acknowledges and agrees that any assignment will give rise to a direct obligation of Borrower to the assignee and that the assignee shall be considered to be a "Lender" hereunder. Lender may furnish any information concerning each Loan Party in its possession from time to time to assignees and participants (including prospective assignees and participants), provided that any such assignee or participant or prospective assignee or participant agrees to maintain the confidentiality of such information pursuant to a confidentiality agreement reasonably acceptable to each applicable Loan Party. The applicable Lender agrees to promptly provide details of each assignee and/or participant to the Borrower as may be reasonably required by the Borrower for reporting purposes. Neither the Borrower nor any Guarantor may assign any of its rights or interest in this Agreement or any other Loan Documents in whole or in part.

9.2	Lenders Pari Passu.

Each of the Lenders hereby declares, covenants and agrees, as between themselves, that to the extent any Encumbrance is now or hereafter held by all or any of the Lenders, the Lenders shall each rank on a completely pari passu basis and, as between themselves, further agree that, in the event of any enforcement or realization, the Lenders shall divide and be entitled to the benefit of any assets on a pro rata basis, based on the proportion of the indebtedness of the Borrower to each such Lender (including accrued and unpaid interest) represents in relation to the total amount of the Loan (including accrued and unpaid interest) to all of the Lenders at such time. For greater certainty, in the event that any Lender should receive from the Borrower or any Loan Party any amounts pursuant to either or both of its Loan and the Loan Documents by way of realization, prepayment or otherwise, the amounts received, less such Lender's reasonable costs of realization, shall be deemed to have been received in trust and shall be paid out to the Lenders on a pro rata basis, calculated in the manner aforesaid, provided that no Lender shall receive proceeds in excess of the amount to which it is entitled pursuant to its pro rata share of the Loan as calculated in the manner aforesaid.

9.3	Set Off.

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence and during the continuance of any Event of Default, each Lender, each permitted assignee of a Lender's interest, and each permitted participant is hereby authorized by each Loan Party at any time or from time to time, to set off and to appropriate and to apply any and all balances held by it at any of its offices for the account of any Loan Party (regardless of whether such balances are then due to any Loan Party) and any other property at any time held or owing by that lender (including, without limitation, in respect of any offtake agreement) or permitted assignee to or for the credit or for the account of the Loan Parties against and on account of any of the Obligations then outstanding, in respect of such Lender, assignee or participant, as the case may be; provided, that no assignee or participant shall exercise such right without the prior written consent of the applicable Lender.

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9.4	Expenses and Attorneys' Fees.

Whether or not the transactions contemplated hereby shall be consummated, each Loan Party jointly and severally agrees to promptly pay all reasonable and documented fees, costs and expenses incurred by Lender in connection with any matters contemplated by or arising out of this Agreement or the other Loan Documents including the following, and all such reasonable fees, costs and expenses shall be part of the Obligations, payable on demand and secured by the Charged Property: (a) fees, costs and expenses (including attorneys' fees, and fees of environmental consultants, accountants and other professionals retained by the Lenders as a group) incurred in connection with the examination, review, due diligence investigation, documentation and closing of the financing arrangements evidenced by the Loan Documents; (b)fees, costs and expenses (including attorneys' fees, and fees of professionals retained by the Lenders as a group) incurred in connection with the review, negotiation, preparation, documentation, execution and administration of the Loan Documents, the Loan, and any amendments, waivers, consents, forbearance and other modifications relating thereto or any subordination or intercreditor agreements; (c) fees, out of pocket costs and expenses incurred in creating, perfecting and maintaining perfection of Liens in favour of Lender including title insurance premiums, real estate survey costs and mortgage or recording taxes and fees; (d) fees, out of pocket costs and expenses incurred in connection with forwarding to Borrower the proceeds of the Loan including Lender's standard wire transfer fee; (e) fees, costs, expenses (including attorneys' fees) and costs of settlement incurred in collecting upon or enforcing rights against the Charged Property or incurred in any action to enforce this Agreement or the other Loan Documents or to collect any payments due from any Loan Party under this Agreement or any other Loan Document or incurred in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement, whether in the nature of a "workout" or in connection with any insolvency or bankruptcy proceedings or otherwise; and (f) Lender's out of pocket expenses and disbursements, whenever incurred, in monitoring and administering the Loan.

9.5	Indemnity.

In addition to the payment of expenses pursuant to Section 9.4, whether or not the transactions contemplated hereby shall be consummated, each Loan Party jointly and severally agrees to indemnify, pay and hold each Lender, its permitted participants and permitted assignees and their respective officers, directors, employees, agents, consultants, partners, auditors, persons engaged by any of them to evaluate or monitor the Charged Property, Affiliates and attorneys of any of them (collectively called the "Indemnitees") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the fees and disbursements of counsel for such Indemnitees in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not such Indemnitee shall be designated a party thereto) that may be imposed on, incurred by, or asserted against that Indemnitee, in any manner relating to or arising out of any inaccuracy in any material respect of any representation, warranty or statement made in this Agreement or any certificate, statement or opinion delivered by a Loan Party under any of the Loan Documents or in connection therewith (the "Indemnified Liabilities"); provided that no Loan Party shall have any obligation to an Indemnitee hereunder with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of that Indemnitee as finally determined by a court of competent jurisdiction.

9.6	Amendments and Waivers.

No amendment, modification, termination or waiver of any provision of this Agreement or of the other Loan Documents, or consent to any departure by any Loan Party therefrom or any of the terms, conditions, or provisions thereof, shall be effective unless the same shall be in writing and signed by Lender and each Loan Party. Each amendment, modification, termination or waiver shall be effective only in the specific instance and for the specific purpose for which it was given.

9.7	Notices.

Unless otherwise specifically provided herein, all notices shall be in writing addressed to the respective party as set forth below and may be personally served, telecopied or sent by overnight courier service and shall be deemed to have been given: (a) if delivered in person, when delivered; (b) if delivered by telecopy, on the date of transmission if transmitted on a Business Day before 4:00 p.m. Eastern time or, if not, on the next succeeding Business Day; (c) if delivered by overnight courier, two (2) days after delivery to such courier properly addressed.

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If to a Loan Party:	c/o Brigus Gold Inc.
1969 Upper Water Street, Suite 2001
Purdy's Wharf, Tower II
Halifax, Nova Scotia
B3J 3R7

Attention: Chief Financial Officer
Facsimile: (902) 491-4281

With a copy for	Fogler, Rubinoff LLP
information only to:	Barristers & Solicitors
Suite 1200, 95 Wellington Street West
Toronto, Ontario, M5J 2Z9

Attention: Rick Moscone
Facsimile: (416) 941-8852

If to the Lenders:	c/o Royal Capital Management Corp.
4100 Yonge Street, Ste 504
Toronto, Ontario
M2P 2G2

Attention:	Stephen Rider
Phone:	416-226-9921
Fax:	416 221-1253

With a copy for	Norton Rose Canada LLP
information only to:	45 O'Connor Street, Suite 1500
Ottawa, Ontario K1P 1A4

Attention: Geoffrey Gilbert
Facsimile: 613-230-5459

or to such other address as the party addressed shall have previously designated by written notice to the serving party, given in accordance with this Section 9.7.

9.8	Survival of Warranties and Certain Agreements.

(A)           All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by Lender regardless of any investigation made by Lender or on its behalf and notwithstanding that Lender may have had notice or knowledge of any breach of a representation or warranty, and shall continue in full force and effect as long as any Obligation shall remain outstanding.

(B)           This Agreement and the Loan Documents shall remain in full force and effect until such time as the Obligations have been paid and satisfied in full, at which time this Agreement shall be terminated; provided, however, that the agreements set forth in Sections 9.4 and 9.5 shall survive termination of this Agreement. Notwithstanding the foregoing, this Agreement and the Loan Documents shall continue to be effective or be automatically reinstated, as the case may be, if at any time payment, in whole or in part, of any of the Obligations is rescinded or must otherwise be restored or returned by Lender as a preference, fraudulent conveyance or otherwise, all as though such payment had not been made.

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9.9	Marshaling; Payments Set Aside.

Lender shall not be under any obligation to marshal any assets in favour of any Loan Party or any other party or against or in payment of any or all of the Obligations. To the extent that any Loan Party makes a payment or payments to Lender or Lender enforces its security interests or exercises its rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such recovery, the Obligations or part thereof originally intended to be satisfied, and all Liens, rights and remedies thereof, shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

9.10	Entire Agreement.

This Agreement and the other Loan Documents referred to herein embody the final, entire agreement among the parties hereto and supersede any and all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof and may not be contradicted or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto. There are no oral agreements among the parties hereto.

9.11	Severability.

The invalidity, illegality or unenforceability in any jurisdiction of any provision in or obligation under this Agreement or the other Loan Documents shall not affect or impair the validity, legality or enforceability of the remaining provisions or obligations under this Agreement, or the other Loan Documents or of such provision or obligation in any other jurisdiction.

9.12	Headings.

Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

9.13	Governing Law.

This Agreement and all disputes and controversies arising hereunder shall be construed in accordance with and governed by the laws of Ontario, Canada and the laws of Canada generally applicable therein.

9.14	Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns except that no Loan Party may assign its rights or obligations hereunder in whole or in part.

9.15	No Fiduciary Relationship: Limitation of Liabilities.

(A)      No Fiduciary Relationship. No provision in this Agreement or in any of the other Loan Documents and no course of dealing between the parties shall be deemed to create any fiduciary duty by Lender to any Loan Party.

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(B)      Limitation of Liabilities. Neither a Lender, nor any Affiliate, officer, director, shareholder, employee, attorney, or agent of a Lender shall have any liability with respect to, and each Loan Party hereby waives, releases, and agrees not to sue any of them upon, any claim for any special, indirect, incidental, or consequential damages suffered or incurred by any Loan Party in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the other Loan Documents; provided however that this waiver, release and agreement shall not apply if the damages result from the gross negligence or willful misconduct of a Lender, nor any Affiliate, officer, director, shareholder, employee, attorney, or agent of a Lender, as the case may be, in connection with the enforcement of the Loan. Each Loan Party hereby waives, releases, and agrees not to sue Lender or any of Lender's Affiliates, officers, directors, employees, attorneys, or agents for punitive damages in respect of any claim in connection with, arising out of, or in any way related to, this Agreement or any of the other Loan Documents, or any of the transactions contemplated by this Agreement or any of the transactions contemplated hereby; provided however that this waiver, release and agreement shall not apply if the damages result from the gross negligence or willful misconduct of a Lender, nor any Affiliate, officer, director, shareholder, employee, attorney, or agent of a Lender, as the case may be, in connection with the enforcement of the Loan.

9.16	Consent to Jurisdiction: Consent to Service.

(a)      Submission to Jurisdiction. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE COURTS OF ONTARIO IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH COURTS. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

(b)      No Limitation. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN ANY COURT REFERRED TO IN SECTION 8.9(a). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY FORUM NON CONVENIENS DEFENSE TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT. EACH PARTY TO THIS AGREEMENT IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR HEREIN. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

9.17	Construction.

Each Loan Party and Lender acknowledge that it has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement and the other Loan Documents with its legal counsel.

9.18	Counterparts: Effectiveness.

This Agreement and any amendments, waivers, consents, or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto. Delivery of an executed counterpart of a signature page to this Agreement, any amendments, waivers, consents or supplements, or to any other Loan Document by facsimile or other electronic delivery shall be as effective as delivery of a manually executed counterpart thereof. This Agreement and the other Loan Documents shall be deemed to be executed and delivered in the Province of Ontario.

38

9.19	No Duty.

All attorneys, accountants, appraisers, and other professional Persons and consultants retained by Lenders shall have the right to act exclusively in the interest of the Lenders and shall have no duty of disclosure, duty of loyalty, duty of care, or other duty or obligation of any type or nature whatsoever to any Loan Party or any of the shareholders of Loan Parties or any other Person.

9.20	Conflict of Documents.

The Loan Parties and the Lenders acknowledge and agree that the terms, conditions and provisions of this Agreement and each and all other Loan Documents (including any other documents (and/or terms and provisions thereof) pursuant to which any Liens, mortgages, security interests or pledges are created and/or granted) are intended to be complementary to one another and mutually expansive of the rights of Lender, and that therefore, to the extent possible, the terms, conditions and provisions of this Agreement and all other such Loan Documents shall be interpreted and construed in such a manner as to give effect to all of such terms, conditions and provisions, provided that, to the extent of any irreconcilable conflict between the terms, conditions and provisions of this Agreement and any other Loan Document, the terms of this Agreement shall prevail (unless the application of such rule of construction shall result in any Liens, mortgages, security interests or pledges or other rights in favour of Lender created under any such other Loan Document becoming unperfected, invalid or unenforceable against any Loan Party or any third parties under the law of the jurisdiction whose law governs such other Loan Document, in which case the terms, conditions and provisions of such other Loan Document shall prevail to the limited extent necessary to prevent such result). Notwithstanding anything to the contrary contained in the foregoing, to the extent that the terms, conditions and provisions of this Agreement and of any other Loan Document(s) shall establish different deadlines or time periods with respect to the taking of any particular actions by any Loan Party, the shorter deadline shall control.

(Signature Page Follows)

39

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Lenders:	, in its capacity as a Lender and as the Security Agent

By:
Name:
Title:

Witness

Witness

Borrower:	BRIGUS GOLD CORP.

By:
Name:
Title:

Other Loan Parties:	BRIGUS GOLD ULC

By:
Name:
Title:

7153945 CANADA INC.

By:
Name:
Title:

40

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Lenders:	in its capacity as a Lender and as the Security Agent

By:
Name:
	Title:	PRESIDENT

Witness

Witness

Borrower:	BRIGUS GOLD CORP.

By:
Name:
Title:

Other Loan Parties:	BRIGUS GOLD ULC

By:
Name:
Title:

7153945 CANADA INC.

By:
Name:
Title:

(Signature page of Credit Agreement, Closing Agenda Item 13)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Lenders:	, in its capacity as a Lender and as the Security Agent

By:
Name:
Title:

Witness

Witness

Borrower:	BRIGUS GOLD CORP.

	By:	/s/ Jon Legatto
	Name:	Jon Legatto
	Title:	Chief Financial Officer

Other Loan Parties:	BRIGUS GOLD ULC

	By:	/s/ Jon Legatto
	Name:	Jon Legatto
	Title:	Chief Financial Officer

7153945 CANADA INC.

	By:	/s/ Jon Legatto
	Name:	Jon Legatto
	Title:	Chief Financial Officer

(Signature page of Credit Agreement, Closing Agenda Item 13)

Schedule 3.1(A) – Closing Deliveries

As set out in the Closing Agenda.

1

Schedule 1.1 (A)

SCHEDULE 14

ROYALTIES

Goldfields Project

Pursuant to an agreement dated as of the 22nd day of March, 1994 between Greater Lenora Resources Corporation and Franco-Nevada Mining Corporation Limited ("Franco Nevada"), the Box mine and the Athona mine properties are now owned 100% by Linear Gold Corp. with Franco Nevada owning a 2% NSR on an area of interest of 10 miles from the external property boundaries of the Box mine property, Athona mine property, Fish Hook Bay property and the Nicholson Bay property.

Pursuant to an agreement dated March 16, 1994 between Cominco Ltd. ("Cominco") and Greater Lenora Resources Corp., the Box mine is also subject to a 1.5% NSR in favour of Cominco on all production beneath the 50 meters below mean sea level that is on the original Cominco mining claims. This royalty does not apply to the current Box mine plan since it is above the minus 50 meters below sea level elevation.

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 1)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65366-0126	Parcel 24577 SEC; S½ LT 5 Con 1 Beatty excepting therefrom the lands required for highway purposes containing 2.012 acres more or less; S/R N½ LT 5 Con 1 being Mining Claims L13391, L15799, L22257, L22258 Beatty; S/R W½ LT 4 Con 1 Beatty being Mining Claims L11397, L16477, L22527, L22815 Beatty; S/R PT LT 4 Con 2 Beatty being the SW1/4 of S1/2; Mining Claim L13510 Beatty; S/R PT LT 5 Con 2 Beatty being S1/2 of S1/2; Mining Claims L13508 & L13509 Beatty Black River-Matheson	Timmins Forest Products Ltd.

(a)  2% NSR paid quarterly

(b)  1% NSR can be purchased by Apollo for $500,000.00 Cdn

(c)  subject to the charges/mortgages in favour of RMB Resources Inc.

(d)  Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

577.353 acres

65366-0129	Parcel 23874 SEC; M/R LT 7 Con 1 Beatty except PT 1, 6R3881, C98447 & C98448 Black River-Matheson	n/a	(a) subject to the charges/mortgages in favour of RMB Resources Inc.	304.37 acres

(b) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 2)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65366-0127	Parcel 14572 SEC; PTLT6 Con1 Beatty as in C130522 except exprop C69085: s/t C341846; Black River-Matheson	Joachlm Joseph DeCarlo

Net Profits Royalty

(a)  Royalty Account established by Apollo (owner) with the following expenses deducted: preproduction expenditures, working capital, operating losses, post production capital expenditures, interest charges and reserve charges - net profits are applied to first reduce the amounts debited to the royalty account then net profits in an amount equal to the credit balance In the royalty account are distributed 90% to the Owner and 10% to the Royalty Holder to be distributed within 20 days of the end of each month with a final settlement to be made within 90 days of the end of each calendar year

151.0 acres

(b) In the event of a debit balance in the royalty account Apollo retains all net profits

(c) Apollo Gold has the right of first refusal to purchase the royalty

(d) subject to the charges/mortgages in favour of RMB Resources Inc.

(e) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 3)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65366-0143	Parcel 4150 SEC; S1/2 LT 8 Con 1 Beatty except C506564, C69085, C511438; Black River-Matheson	Lisa Stalnman	(a) 3% NSR paid quarterly (b) 1% NSR can be purchased by Apollo for $1,000,000.00 Cdn	156.0 acres
(c) subject to the charges/mortgages in favour of RMB Resources Inc.

(d) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

65366-0199	Pt Lot 6 Con 1 Beatty being all of Mining Claim L1115059 designated as Part 1, 6R79l2; Black River-Matheson	n/a

(a)  lease rent payments due to the Ministry of Northern Development, Mines and Forestry (Mining Lease 108180 expires April 30, 2029)

(b)  subject to the charges/mortgages in favour of RMB Resources Inc.

(c)  Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

16.218 hact

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 5)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0532	Parcel 6413 SEC; SWT/4 LT 6 Con 6 Hislop; Black River-Matheson	Shirley Maud Alyman & Raphael Thomas Alyman	(a) 2% NSR paid quarterly (b) 1% NSR can be purchased by Apollo for	80.5 acres
s/t easement for the established water line at the dwelling at Parcel 2082 SEC being a distance of 25 feet on each side of the water line running from Lawlor Lake to the dwelling

$1,000,000.00 Cdn within one year of the commencement of commercial production

(c)  time period to purchase 1% NSR may be extended at the Alyman's discretion

(d)  subject to the charges/mortgages In favour of RMB Resources Inc.

(e)  Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

65380-0552	Parcel 7745 SEC; N1/2 LT 8 Con 6 Hislop except S/R C69085 Black River-Matheson	Donald Plouffe

(a)  Sliding Scale NSR based on the price of gold and paid quarterly as follows:

less than $200.00  - no royalty

$200 to $224.99    - 0.25%

$225 to $249.99    - 0.50%

$250 to $274.99    - 0.75%

$275 to $299.99    - 1.00%

$300 to $324.99    - 1.25%

$325 to $349.00    - 1.50%

165.0 acres

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 6)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0552	continued		$350 to $374.99 - 1.75% $375 to $399.99 - 2.00% $400 to $424.99 - 2.25% $425 to $449.99 - 2.50% $450 to $474.99 - 2.75% $475 to $499.99 - 3.00% above $500.00 - 3.25%

(b) Apollo Gold has the right of first refusal to purchase part or all of the NSR

(c) 100% NSR can be purchased by Apollo for $1,000,000.00 Cdn

(d) subject to the charges/mortgages in favour of RMB Resources Inc.

(e) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 7)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0534	Parcel 388 SEC; PT broken LT 7 Con 6 Hislop as in TP6616 except PT 1, 6R3065 Black River-Matheson	Shirley Maud Alyman & Raphael Thomas Alyman	(a) 2% NSR paid quarterly (b) 1% NSR can be purchased by Apollo for $1,000,000.00 Cdn within one year of the commencement of commercial production	146.5 acres

s/t easement for the established water line at the dwelling at Parcel 2082 SEC being a distance of 25 feet on each side of the water line running from Lawlor Lake to the dwelling

(c)  time period to purchase 1% NSR may be extended at the Alyman's discretion

(d)  subject to the charges/mortgages in favour of RMB Resources Inc.

(e)  Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

65380-0555	Parcel 15466 SEC; PT N PT Broken LT 7 Con 6 Hislop lying E of the lake & creek and N of a Line drawn easterly across said lot from a point In the W boundary thereof distant 41 chains, 64 links N from the SW angle of the lot, containing 100.5 acres more or less, excepting that part described as follows:	n/a	a) subject to the charges/mortgages in favour of RMB Resources Inc. (b) Newmont Canada Corporation has the first right to negotiate to purchase the property under instrument Number CB56690	99.5 acres

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 11)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0671	continued		(c) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

65380-0676	All that land and land under water, PT LT 5 Con 6 Hislop, Part Mining Claim L1048333 being PT 4, 6R7913; M/R of all that land and land under water, PT LT 5 CON 6 PT Mining Claim L1048333 Hislop being Parts1, 2 & 3, 6R7913; Black River-Matheson	n/a

(a)  lease rent payments due to the Ministry of Northern Development, Mines and Forestry (Mining Lease 108264 expires September 30, 2029)

(b)  subject to the charges/mortgages in favour of RMB Resources Inc.

(c)  Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

16.887 hect

65380-0553	Parcel 4707 SEC; PT NPT LT7 Con 6 Hislop lying W of a lake & Creek on said lot and lying N of a line drawn E astronomically across said lot from a point in the W limit thereof distant 41 chains 64 links N from the SW angle of the lot, containing 46 acres more or less; Black River-Matheson	Ray Steven Durham

(a)  Advance Royalty $20,000.00 per year to be paid quarterly & payments to be credited against buy-out

(b)  1.5 % NSR less permitted deductions paid quarterly

(c)  100% NSR can be purchased by Apollo for $2,000,000.00 Cdn at any time

(d)  subject to the charges/mortgages in favour

48.0 acres

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 12)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0553	continued		of RMB Resources Inc.

(e) Newmont Canada Corporation has the first right to negotiate to purchase the property under instrument Number CB56690

65380-0636	Parcel 1735 LC; M/R being land & land under water of: 1stly; N1/2 of N1/2 LT 4 Con 5 Hislop being Mining Claims L512572, L512573 Hislop; 2ndly; E1/2 of Sl/2 & S1/2 of N1/2 LT 4 Con S being Mining Claims L512568, L512569, L512570, L512571 Hislop; 3rdly; N1/2 LT 3 Con 5 Hislop being Mining Claims L512574, L512575, L512576. L512577 Hislop; Black River-Matheson	Parsons-Glnn

(a)  lease rent payments due to the Ministry of Northern Development, Mines and Forestry (Mining Lease l08420 expires November 30, 2030 and Mining Lease 108421 expires November 30, 2030)

(b)  Advance Royalty $3,000.00 payable January 1st of each year divided as follows:
Peter Ginn - $1,500.00

Gail Lackey - $750.00

Gerry Leckie - $750.00

This advance royalty also covers Parcels 1726 LC, 23777 SEC, 3852 SEC and Parcel 23687 SEC

(c)  5% Net Proceeds Royalty shared 50/50 between Ginn (Peter Ginn) & Parsons (Gail Lackey and Gerry Leckle); or

(d)  Sliding Production Royalty based on the price of gold (parties elect annually as to which royalty will apply for that year)

400.0 acres

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 13)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0636	continued	Newmont Canada Corporation	(e) 2.5 % NSR on total gross revenue lass permitted deductions to be paid in cash or kind at the option of Newmont payable monthly

(f) additional cash payment of $1,000,000.00 within 30 days following earlier of (i) the date that at least 500,000.00 ounces of gold equivalent materials are determined or (ii) the commencement of commercial production

(g) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

(h) Please note that no mortgages have been registered as against this property

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 14)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0637	Parcel 1726 LC; M/R being land & land under water of; W1/2 of S1/2 LT 5 Con 5 Hislop being Mining Claims L547989, L547990 Hislop; Black River-Matheson	Parsons-Ginn

(a)  lease rent payments due to the Ministry of Northern Development, Mines and Forestry (Mining Lease 106579 expires May 31, 2012)

(b)  Advance Royalty $3,000.00 payable January 1st of each year divided as follows:
Peter Ginn - $1,500.00

Gail Lackey -$750.00
Gerry Leckie - $750.00

This advance royalty also covers Parcels 1735 LC, 23777 SEC, 3852 SEC and Parcel 23687 SEC

118.168 hect

(c) 5% Net Proceeds Royalty shared 50/50 between Ginn (Peter Ginn) & Parsons (Gail Lackey and Gerry Leckie); or

(d) Sliding Production Royalty based on the price of gold (parties elect annually as to which royalty will apply for that year)

		Newmont Canada Corporation	(e) 2.5 % NSR on total gross revenue less permitted deductions to be paid In cash or kind at the option of Newmont payable monthly

(f) additional cash payment of $1,000,000.00 within 30 days following earlier of (i) the date that at least 500,000.00 ounces of gold equivalent materials are determined or (ii) the commencement of commercial production

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 15)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0637	continued		(g) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

(h) Please note that no mortgages have been registered as against this property

65380-0638	Parcel 1726 LC; M/R being land & land under water of; S1/2 LT 5 Con 6 Hislop being Mining Claims L531728, L531729, L531730, L531731 Hislop; SE1/4 of S1/2 LT 6 Con 6 Hislop being Mining Claim L547915 Hislop Black River-Matheson	Parsons-Ginn

(a)  lease rent payments due to the Ministry of Northern Development, Mines and Forestry (Mining Lease 106579 expires May 31, 2012. This lease also covers PIN 65380-0637)

(b)  Advance Royalty $3,000.00 payable
January 1st of each year divided as follows:

Peter Ginn-$1,500.00

Gail Lackey -$750.00

Gerry Leckie - $750.00

area in PIN above

This advance royalty also covers Parcels 1735 LC, 23777 SEC, 3852 SEC and Parcel 23687 SEC

(c) 5% Net Proceeds Royalty shared 50/50 between Ginn (Peter Ginn) & Persons (Gail Lackey and Gerry Leckie); or

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 16)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0638	continued		(d) Sliding Production Royalty based on the price of gold (parties elect annually as to which royalty will apply for that year)

		Newmont Canada Corporation	(e) 2.5 % NSR on total gross revenue less permitted deductions to be paid in cash or kind at the option of Newmont payable monthly

(f) additional cash payment of $1,000,000.00 within 30 days following earlier of (i) the date that at least 500,000.00 ounces of gold equivalent materials are determined or (ii) the commencement of commercial production

(g) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

(h) Please note that no mortgages have been registered as against this property

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 17)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0566	Parcel 23777 SEC; N1/2 LT 4 Con 4 Hislop; Black River-Matheson	Parsons-Ginn

(a)  Advance Royalty $3,000.00 payable January 1st of each year divided as follows:

Peter Ginn-$1,500.00

Gail Lackey -$750.00

Gerry Leckie-$750.00

This advance royalty also covers Parcels 1726 LC, 1735 LC, 3852 SEC and Parcel 23687 SEC

159.5 acres

(b) 5% Net Proceeds Royalty shared 50/50 between Ginn (Peter Ginn) & Parsons (Gail Lackey and Gerry Leckie); or

(c) Sliding Production Royalty based on the price of gold (parties elect annually as to which royalty will apply for that year)

		Newmont Canada Corporation	(d) 2.5 % NSR on total gross revenue less permitted deductions to be paid in cash or kind at the option of Newmont payable monthly

(e) additional cash payment of $1,000,000.00 within 30 days following earlier of (i) the date that at least 500,000.00 ounces of gold equivalent materials are determined or (ii) the commencement of commercial production

(f) Newmont Canada Corporation has the first right to negotiate to purchase the property

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 18)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0566	continued		under Instrument Number CB56690 (g) Please note that no mortgages have been registered as against this property

65380-0499	Parcel 11125 SEC; S/R E1/2 of S1/2 LT 4 Con 5 Hislop except PT 3 & 4, 6R5694; Black River-Matheson	n/a

(a)  Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56690

(b)  Please note that no mortgages have been registered as against this property

(c)  Despite the fact that the Parsons-Ginn royalty and the Newmont royalty are registered on title, due to the fact that this parcel is comprised of surface rights only and the mineral rights are contained under Parcel 1735 LC, the aforementioned royalties are not applicable to this property

80.5 acres

65380-0520	Parcel 23687 SEC; 1stly: S/R W1/2 of N1/2 LT 4 Con 5, Hislop Excepting that part as described as follows: commencing at the NW angle of the above LT 4; thence	Parsons-Ginn	a) Advance Royalty $3,000.00 payable January 1st of each year divided as follows: Peter Ginn-$1,500.00 Gail Lackey-$750.00 Gerry Leckie - $750.00	292.21 acres

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 19)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0520	continued

along the N boundary 933.38 feet; thence southerly parallel to the W boundary 933.38 feet; thence westerly parallel to the N boundary 933.38 feet to a point on the W boundary; thence northerly along the W boundary 933.38 feet to the POC containing 20 acres more or less; except PT 3, 6R6577; 2ndly S/R of El/2 of the N1/2 of LT 4 Con 5 Hislop except PT 1, 6R2510 & PT 5, 6R5694; 3rdly:

N1/2 LT 5 Con 5 Hislop;

Black River-Matheson

Newmont Canada Corporation

This advance royalty also covers Parcels 1726 LC, 1735 LC, 3852 SEC and Parcel 23777 SEC

(b)  5% Net Proceeds Royalty shared 50/50 between Ginn (Peter Ginn) & Parsons (Gail Lackey and Gerry Leckie); or

(c)  Sliding Production Royalty based on the price of gold (parties elect annually as to which royalty will apply for that year)

(d)  2.5% NSR on total gross revenue less permitted deductions to be paid in cash or kind at the option of Newmont payable monthly

N.B. The royalty in favour of Shannon was assigned to Apollo Gold by virtue of the Assignment Agreement made as of November 23, 2007, which agreement was registered on title to the parcel as Instrument Number CB64501 on June 29, 2010.

(e) additional cash payment of $1,000,000.00 within 30 days following earlier of (i) the date that at least 500,000.00 ounces of gold equivalent materials are determined or (ii) the commencement of commercial production

(f) subject to the charges/mortgages in favour of RMB Resources Inc.

(g) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB56890

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 20)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0498	Parcel 3852 SEC; S PT broken LT 3 Con 5 Hislop as in CP 467, except PT 1 & 2, 6R5694 & S/R PT 1-3, 6R4149; Black River-Matheson (GRAY LEASE)	Parsons-Ginn

(a)  Advance Royalty $3,000.00 payable January 1st of each year divided as follows:

Peter Ginn-$1,500.00

Gail Lackey-$750.00

Gerry Leckie - $750.00

This advance royalty also covers Parcels 1726 LC, 1735 LC, 23687 SEC and Parcel 23777 SEC

143.41 acres

(b) 5% Net Proceeds Royalty shared 50/50 between Ginn (Peter Ginn) & Parsons (Gail Lackey and Gerry Leckie); or

(c) Sliding Production Royalty based on the price of gold (parties elect annually as to which royalty will apply for that year)

		Roy E. Gray	(d) Advance Royalty $1,000.00 per year commencing April 1, 1984 to be distributed equally between Brent George Gray and Tracy Edwin Gray

(e) Production Royalty $0.20 per ton for all rock processed for its metal and/or mineral content

(f) compensation for damages related to ten drill set ups @ $300.00 per drill set up to be distributed as follows: Brent George Gray - $1,000.00 Tracy Edwin Gray - $1,000.00 Kevin Gray - $1,000.00

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 21)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)
65380-0498	continued
(g) cost of repair or replacement of Kevin Gray's well due to damage caused by Apollo Gold Corporation

		Newmont Canada Corporation	(h) 2.5 % NSR on total gross revenue less permitted deductions to be paid in cash or kind at the option of Newmont payable monthly

(i) additional cash payment of $1,000,000.00 within 30 days following earlier of (i) the date that at least 500,000.00 ounces of gold equivalent materials are determined or (ii) the commencement of commercial production

(j) Newmont Canada Corporation has the first right to negotiate to purchase the property under Instrument Number CB58890

(k) Please note that no mortgages have been registered as against this property

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 22)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0489	Parcel 16262 SEC; N1/2 LT 3 Con 4 Hislop; Black River-Matheson	Estate of Frederick William Schumacher c/o The Canada Trust Company	(a) term of lease-20 year renewable term in perpetuity commencing November 6, 2007 with the initial term ending November 5, 2027 s/t 6 months' notice prior to the expiry of the initial term or renewed term of lease	158.5 acres

N.B. This lease has not been registered on title to the property however the lease agreement does provide that Apollo Gold may register the lease against title to the property without the consent of The Canada Trust Company; a Notice as to land use was registered on title to the property In favour of Apollo Gold Corporation as Instrument Number CB64505 on June 29,2010.

(b)  all taxes (other than income taxes payable by the Estate) together with all costs and expenses associated with the exploration, development and rehabilitation of the property including any funds due to applicable regulatory authorities

(c)  Exploration Expenditure of $1,000,000.00 due on or before November 6, 2009

(d) Annual Rent of $100,000.00 due on the 6th day of November in each and every year up to and including November 6, 2010;

(e) Pre-Commercial Production subject to Consumer Price Indexing; A minimum annual prepayment production royalty of $100,000.00 payable in equal quarterly instalments of $25,000.00 due on the 1st day of the calendar quarter from the date of the fourth anniversary of lease commencement (November 6, 2011) (first quarterly payment due on February 1, 2012)

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 23)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0489	continued		(f) Commercial Production subject to Consumer Price Indexing: A sum equal to the greater of $100,000.00 or the Production Royalty equivalent to a 3% NSR paid quarterly less the total of all prepaid production royalties paid under (d) above with a minimum annual payment of $100,000.00 paid quarterly

The annual rent payment and the prepayment production royalty also covers Parcels 16265 SEC and 16266 SEC

65380-0490	Parcel 16265 SEC; NW Part LT 2 Con 4 Hislop described as follows: commencing at the NW angle of said lot; thence Easterly along the N boundary 20 chains more or less to a point distant 20 chains from the NE angle of said lot measured westerly along said N boundary; thence southerly parallel to the E boundary 40 chains 12.5 links; thence westerly parallel to said N boundary 20 chains more or less to the W boundary of said lot; thence northerly along said W boundary 40 chains 12.5 links more or less to the POC, containing 80.25 acres	Estate of Frederick William Schumacher c/o The Canada Trust Company

(a)   term of lease-20 year renewable term in perpetuity commencing November 6, 2007 with the initial term ending November 5, 2027 - s/t 6 month's notice prior to the expiry of the initial term or renewed term of lease

(b)  all taxes (other than income taxes payable by the Estate) together with all costs and expenses associated with the exploration, development and rehabilitation of the property including any funds due to applicable regulatory authorities

(c)  Exploration Expenditure of $1,000,000.00 due on or before November 8, 2009

(d)  Annual Rent of $100,000.00 due on the 6th day of November in each and every year up to and including November 6, 2010

80.25 acres

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 24)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0490	continued more or less Black River-Matheson

N.B. This lease has not been registered on title to the property however the lease agreement does provide that Apollo Gold may register the lease against title to the property without the consent of The Canada Trust Company; a Notice as to land use was registered on title to the property in favour of Apollo Gold Corporation as Instrument Number CB64505 on June 29, 2010.

(e)  Pre-Commercial Production subject to Consumer Price Indexing: A minimum annual prepayment production royalty of $100,000.00 payable in equal quarterly instalments of $25,000.00 due on the 1st day of the calendar quarter from the date of the fourth anniversary of the lease commencement (November 6, 2011) (first quarterly payment due on February 1, 2012)

(f)  Commercial Production subject to Consumer Price Indexing: A sum equal to the greater of $100,000.00 or the Production Royalty equivalent to a 3% NSR paid quarterly less the total of all prepaid production royalties paid under (d) above with a minimum annual payment of $100,000.00 paid quarterly

		-	The annual rent payment and the prepayment production royalty also covers Parcels 16262 SEC and 16266 SEC

65380-0491	Parcel 16286 SEC; NE PT LT 2 Con 4 Hislop; described as follows: commencing at the NE angle of said lot; thence westerly along the N boundary 20 chains; thence southerly parallel to the E	Estate of Frederick William Schumacher c/o The Canada Trust Company	(a) term of lease - 20 year renewable term in perpetuity commencing November 6, 2007 with the initial term ending November 5, 2027 s/t 6 months' notice prior to the expiry of the initial term or renewed term of lease	80.25 acres

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 25)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0491

Continued

boundary 40 chains, 12.5 links; thence easterly parallel to the N boundary 20 chains more or less to the E boundary of said lot; thence northerly along said E boundary 40 chains, 12.5 links more or less to the POC containing 80.25 acres more or less; Black River-Matheson

(b) all taxes (other than income taxes payable by the Estate) together with all costs and expenses associated with the exploration, development and rehabilitation of the property including any funds due to applicable regulatory authorities

(c) Exploration Expenditure of $1,000,000.00 due on or before November 8, 2009

(d) Annual Rent of $100,000.00 due on the 6th day of November in each and every year up to and including November 6, 2010

N.B. This lease has not been registered on title to the property however the lease agreement does provide that Apollo Gold may register the lease against title to the property without the consent of The Canada Trust Company; a Notice as to land use was registered on title to the property in favour of Apollo Gold Corporation as Instrument Number CB64505 on June 29,2010.

(e) Pre-Commercial Production subject to Consumer Price Indexing: A minimum annual prepayment production royalty of $100,000.00 payable in equal quarterly instalments of $25,000.00 due on the 1st day of the calendar quarter from the date of the fourth anniversary of the lease commencement (November 8, 2011) (first quarterly payment due on February 1, 2012

(f) Commercial Production subject to Consumer Price indexing: A sum equal to the greater of $100,000.00 or the Production Royalty equivalent to a 3% NSR paid quarterly less the total of all prepaid production royalties paid under (d) above with a minimum annual payment of $100,000.00 paid quarterly

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 26)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65380-0491	continued		The annual rent payment and the prepayment production royalty also covers Parcels 16262 SEC and 16265 SEC

65363-0064	Parcel 272 LC; N1/2 LT 5 Con 1 Stock comprising Mining Claims L70554, L70555, L70556, L70557 Stock; Black River-Matheson	n/a

(a)  lease rent payments due to the Ministry of Northern Development, Mines and Forestry (Mining Lease 108203 expires February 28, 2029)

(b)  subject to the charges/mortgages in favour of RMB Resources Inc.

(c)  Newmont Canada Corporation does not have the first right to negotiate to purchase this property

153.0 acres

65363-0085

Parcel 269 LC; S PT LT 6

Con 2 Stock together with any land under the water of Driftwood Creek lying within the following boundaries comprising Mining Claims L70542, L70543, L70546, L70547 Stock described as follows: all that part of said lot lying S of a line drawn across said lot parallel to the N boundary thereof and distant southerly therefrom 39.60 chains, containing 170

n/a

(a)  lease rent payments due to the Ministry of Northern Development, Mines and Forestry (Mining Lease 108206 expires February 28, 2029)

(b)  subject to the charges/mortgages in favour of RMB Resources Inc.

(c)  Newmont Canada Corporation does not have the first right to negotiate to purchase this property

170.0 acres

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 38)
(the following summaryis subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65363-0219	continued
containing 160 acres more or less; Black River-Matheson

65383-0225

Parcel 5183 SEC; M/R S PT broken LT 10 Con 1 Stock being all that part of said lot lying S of a line drawn across said lot parallel with the N limit there of and distant S therefrom 21 chains containing 160 acres more or less;

Black River-Matheson

		n/a	a) subject to the charges/mortgages in favour of RMB Resources Inc. (b) Newmont Canada Corporation does not have the first right to negotiate to purchase the property	160.0 acres

65363-0027	Parcel 18786 SEC; PT S1/2 LT 7 Con 1 Stock PT 3, 6R2449 Black River-Matheson	n/a	(a) subject to the charges/mortgages in favour of RMB Resources Inc.	141.034 acres

s/t a Notice of Agreement regarding timber rights which notice expired on March 1, 2000; this Notice of Agreement was removed from title under Instrument Number CB64496 on June 29, 2010			(b) Newmont Canada Corporation does not have the first right to negotiate to purchase the property

65383-0062	Parcel 5714 SEC; N1/2 LT7 Con Stock PT 1, 6R2275 and PT 2, 6R2449 Black River-Matheson	Franco-Nevada Corporation	(a) 1.0% NSR on total gross revenue less permitted deductions to be paid in cash or kind at the option of Franco-Nevada Corporation payable monthly	152.19 acres

ROYALTY SUMMARY and FINANCIAL OBLIGATIONS OF APOLLO GOLD RE: BLACK FOX, STOCK MILL and PIKE RIVER PROPERTIES	(page 39)
(the following summary is subject to that which undisclosed non-registered underlying agreements would reveal)

PIN	LEGAL DESCRIPTION	ROYALTY HOLDER	FINANCIAL OBLIGATIONS OF APOLLO GOLD CORPORATION	ACREAGE (more or less)

65363-0062	continued		(b) any third party royalties as set out on Schedule "A" of the Royalty Agreement (it does not appear that there are any third party royalties payable, however, please consult your files in order to verify)

(c) subject to the charges/mortgages in favour of RMB Resources Inc.

(d) Newmont Canada Corporation does not have the first right to negotiate to purchase the property

65363-0204	Parcel 19217 SEC; M/R S1/2 LT 7 Con 1 Stock as in CP6377 Except PT 3, 6R2449 Black River-Matheson	n/a

(a)  Apollo is responsible for compensating the owner of the surface rights for any damage occasioned to the surface rights as a result of mining operations

(b)  subject to the charges/mortgages in favour of RMB Resources Inc.

141.034 acres

(c) Newmont Canada Corporation does not have the first right to negotiate to purchase the property

ROYALTY DETAILS REGARDING PROPERTIES ACQUIRED BY

BRIGUS GOLD CORP. SUBSEQUENT TO JUNE 29, 2010

(a)	Brigus Gold Corp. purchase from Brent George Gray and Tracy Edwin Gray PIN 65380-0498 (Parcel 3852 Section South East Cochrane) Surface Rights and Mining Rights

0.15% NSR in favour of Brent George Gray and Tracy Edwin Gray on all mineral products achieved from the property provided however that the Net Smelter Royalty due to the Royalty Holder is capped at the sum of One Million ($1,000,000.00) Dollars Canadian.

Brigus Gold Corp. has the right but not the obligation to purchase the 0.15% NSR for the sum of One Million ($ 1,000,000.00) Dollars Canadian less all payments previously made in relation to the NSR.

(b)	Brigus Gold Corp. purchase from Thomas MacFarlane and Sheila MacFarlane PIN 65380-0530 (Parcel 3310 Section South East Cochrane) Surface Rights and Mining Rights

2.0% NSR in favour of Thomas MacFarlane and Sheila MacFarlane on all mineral products achieved from the property.

Brigus Gold Corp. has the right but not the obligation to purchase 1.0% of the NSR for the sum of One Million ($1,000,000.00) Dollars Canadian.

(c)	Brigus Gold Corp. purchase from David Ross Riehl, Helen Bernadette Riehl, Dale Richard Stere, Russell Rae Stere and Trevor Verle Stere PIN 65380-0526 (Parcel 2563 Section South East Cochrane) Surface Rights and Mining Rights

2.0% NSR in favour of David Ross Riehl as to a 25% share, Helen Bernadette Riehl as to a 25% share, Dale Richard Stere as to a 25% share, Russell Rae Stere as to a 12.5% share and Trevor Verle Stere as to a 12.5% share on all mineral products achieved from the property.

Brigus Gold Corp. has the right but not the obligation to purchase 1.0% of the NSR for the sum of One Million ($1,000,000.00) Dollars Canadian.

2.0% NSR in favour of David Ross Riehl as to a 25% share, Helen Bernadette Riehl as to a 25% share, Dale Richard Stere as to a 25% share, Russell Rae Stere as to a 12.5% share and Trevor Verle Stere as to a 12.5% share on all mineral products achieved from the property.

Brigus Gold Corp. has the right but not the obligation to purchase 1.0% of the NSR for the sum of One Million ($1,000,000.00) Dollars Canadian.

(d)	Brigus Gold Corp. purchase from 1074127 Ontario Ltd.

Unpatented Mining Claims L4254503, L4254504, L4254528, L4254537, L4254532 and L4254535

2.0% NSR in favour of 1074127 Ontario Ltd. on all mineral products achieved from the property.

Brigus Gold Corp. has the right but not the obligation to purchase 1.0% of the NSR for the sum of One Million ($1,000,000.00) Dollars Canadian.

(e)	Brigus Gold Corp. purchase from Jennifer Rose Armitage

PIN 65380-0524

Parcel 19093 South East Cochrane,

Surface Rights only of Part lot 4, Concession 5, Hislop, being

Part 1, Plan 6R-2510, Black River-Matheson, District of Cochrane,

Surface Rights only

NO NET SMELTER ROYALTY APPLICABLE

(f)	Brigus Gold Corp. purchase from Kevin Roy Gray and Sonja Coughlan

PIN 65380-0495

Parcel 21256 South East Cochrane;

Surface Rights only; Part of the South Part Broken Lot 3, Concession 5, Hislop being Part 3, Plan 6R4149; and

PIN 65380-0496

Parcel 21255 South East Cochrane;

Surface Rights only; Part of the South Part Broken Lot 3, Concession 5, Hislop being Part 2, Plan 6R4149;

Township of Black River-Matheson, District of Cochrane

Surface Rights only

NO NET SMELTER ROYALTY APPLICABLE

Schedule 4.1(B) – Capitalization

The following schedule lists the Capital Stock of each Subsidiary of the Borrower:

Record Owner	Issuer	Certificate No.	Number and Class of Shares	% of Shares Owned

Brigus Gold Corp.	Brigus Gold ULC	2	1 – Common	100%

Brigus Gold ULC	7153945 Canada Inc.	3	1 – Common	100%

Brigus Gold ULC	Linear Gold Holdings Corp.	2	1 – Common	100%

Brigus Gold Corp.	Brigus Gold Inc.	66	100 – Common	100%

Brigus Gold ULC	Linear Gold Mexico, S.A de C.V.	1-B	49 – Common	0.012%

Brigus Gold ULC	Linear Gold Mexico, S.A de C.V.	3-B	408,216 – Common	99.9878%

Linear Gold Holdings Corp.	Linear Gold Mexico, S.A de C.V.	2-B	1 – Common	0.0002%

Brigus Gold ULC	Linear Gold Mineracao Ltda.		2,499,999 – Common Shares	99.9998%

Linear Gold Holdings Corp	Linear Gold Mineracao Ltda.		1– Common	0.0002%

Linear Gold Mexico, S.A de C.V.	Servicios Ixhuatan, S.A. de C.V.	1-B	499 – Common	99.8%

Linear Gold Holdings Corp.	Servicios Ixhuatan, S.A. de C.V.	2-B	1 – Common	0.2%

Schedule 4.8 – Payment of Taxes

As of October 24, 2012, the Ontario Mining Tax returns for the following years are under audit by the Ontario Ministry of Finance:

1.	December 31, 2009
2.	December 31, 2010
3.	December 31, 2011

Schedule 4.10 – Broker's Fees

A commission of $833,334 will be payable to Casimir Capital Ltd. on the execution of this Agreement.

Schedule 4.16 – Subsidiaries

Entity

Linear Gold Holdings Corp.

Brigus Gold Inc.

Linear Gold Mexico, S.A de C.V.

Linear Gold Mineracao Ltda.

Servicios Ixhuatan, S.A. de C.V.

Linear Gold Caribe, S.A.*

*Option Agreement to sell has been signed and option exercised

Schedule 4.18 – Employee Matters

The following schedule provides descriptions of those requirements as per section 4.18 of the Agreement:

(a)	No collective bargaining agreements in place
(b)	No petition or certification or union election is pending with respect to the employees of the borrower and the other Loan parties and no union or collective bargain unit has sought such certification or recognition
(c)	No strikes, slowdowns, work stoppages or controversies pending between the borrower and employees
(d)	The following is a listing of all employee related incentives and benefits:

Employee Incentive / Benefit	Description

Vacation	entitlements: ranging from 4% to 10% depending on position and/or tenure

	•	Float Holiday: 8hrs/calendar year of time off that can be used at any time, paid out at end of year if unused
	•	Sick days: 24hrs/calendar year of sick time that can be used when needed, paid out at end of year if unused
Other Days Off	•	Attendance Bonus: 8hrs/calendar year paid if no sick days have been used
	•	Bereavement Leave: up to 40hrs in the event of the death of a member of the immediate family
	•	Statutory Holiday Pay: 10 days as governed by the Ontario Government

Underground Incentive Program	Paid twice monthly for those who qualify when they meet production targets

Severance – Nov. 12/2012	Final pay, Q3 incentive payout, vacation accrual payout, & retention bonus payout

RSP Matching Plan (DPSP)	Company matches RSP contributions at 4% of annual earnings (employee must contribute to company RSP plan in order to receive this benefit)

	•	Employee basic life insurance
	•	Dependent basic life insurance
	•	Employee basic accidental death, dismemberment and specific loss
	•	Long term disability (employees pay this premium)
Basic Group Benefits	•	Health Care (hospital, home nursing care, therapeutic equipment, etc..)
	•	Prescription drug plan
	•	Vision care
	•	Dental care
	•	Paramedical (Chiropractors, naturopaths, speech therapists, etc..)

Employee Incentive / Benefit	Description

Stock Option Plan	Eligible employees entitled to stock option issuances that allow the employee to purchase stock at a set price. Stock options vest over a three year period.

• paid quarterly to supervisors in each division (mill, open pit, underground) for those who qualify

Bonus Program	• annually to managers to those who qualify

• Corporate employees entitled up to 15% of annual salary

Employee Share Purchase Plan ("ESPP")	Common share purchase plan where employees have the option to contribute up to 10% of their salaries to the ESPP, and the Company will match 75% of their contribution. The employer portion of the ESPP vests over a one year period, while the employee portion vests immediately.

Deferred Share Unit ("DSU") Plan	Senior Executives and Directors are granted share units of the Company as a form of compensation. Each share unit is equivalent to one Brigus common share traded on the Toronto Stock Exchange. Share unit grants are approved by the Compensation Committee and vest equally over a three year period, unless otherwise indicated by the Compensation committee

Retention Bonuses	Stay bonuses for key employees at the mine site which accrue over a three year period ending on December 31, 2014. Pay-out only takes place if the employee is still employed at the end of that period

Schedule 4.28 - Capitalized Leases

The Loan Parties is party to the following Capitalized Leases:

Lease Description	Original Lease Amount	Lease Amount at 30-Sep-12	Monthly Payment	Interest Rate

CAT - 1-D9 Tractors RJS00507	710,191	240,237	13,744	8.35%

PC2000 Komatsu 20177	3,164,073	1,233,255	65,661	7.50%

CAT C-27 GEN SET CAT00C27JDWB01414	156,575	59,818	3,379	8.60%

ATLAS COPCO-CM785 78396	685,490	161,288	12,960	7.55%

CAT -1-777 Trucks CAT0777FJJRP02008	1,480,075	773,460	26,577	6.25%

CAT -9306 Wheel loader CAT093GPTWR0115	173,786	9,141	3,085	7.60%

CAT- 4 -777Trucks
CAT0777FCJRP01894/
CAT0777FAJRP01896/
CAT0777FKJRP01309/	5,872,912	2,089,266	107,836	6.13%
CAT0777FVJRP01895

CAT - 2 - D8 Tractors CAT00D8TVKPZ03088/ CAT00D8TAKPZ03058	1,259,590	450,579	23,553	7.10%

CAT -2-980H Loaders CAT0980HAJMS04100/ CAT0980HAJMS04380	937,550	365,381	17,481	7.10%

CAT - 1-988H Loaders CAT0988HJBXY02588	755,575	292,789	13,987	7.12%

CAT - 1-16H Grader CAT0016HLATS00306	515,475	201,540	9,793	8.35%

CAT -1-385CL Excavator CAT0385CCEDA00507	1,065,647	431,654	19,813	7.11%

CAT -1-385CL Excavator CAT0385CTEDA00475	640,475	131,350	19,067	4.82%

DIGALOT-1-HM300-2 Truck 2214	300,000	8,896	8,888	0.00%

DIGALOT -1-PC270 Excav A85073	200,000	5,920	5,928	0.00%

DIGALOT 1-PC300 Excav A90708	300,000	8,887	8,888	0.00%

DIGALOT 1-PC300 Excav A90445	300,000	8,887	8,888	0.00%

1-D61 Dozer Digolot B40617	250,000	7,408	7,408	0.00%

CAT-1-D6TLP Dozer CAT00D6TVKJL01104	357,475	81,135	10,217	1.96%

CAT -1-D6TLP Dozer CAT00D6TVKJL01110	357,475	81,135	10,217	1.96%

CAT -1-135H Motor Grader CAT0135HTCBC00267	385,475	154,756	7,509	6.90%

Lease Description	Original Lease Amount	Lease Amount at 30-Sep-12	Monthly Payment	Interest Rate

Sanvik DD420-60C Boom Jumbo 108D15693-1	795,000	277,062	22,257	7.50%

Sanvik A64 Palfinger Crane Truck 021-010	289,705	108,397	8,110	7.50%

Sanvik 500 ANFO Loader 020-006/Fuel Lube Trk 024-024-004/Mancarrier 026-001	952,330	181,959	26,648	7.50%

Sanvik 30T Truck 4672/ 8YD Scoop L014D371	838,745	352,543	24,695	7.50%

Sanvik DD420-60C Boom Jumbo 108D14052-1/50T Truck T9050406/50T Truck T7050359	2,507,467	1,002,135	70,198	7.50%

Walden 3 Scissor Lift SLX0115000DF/SLX0135000DF/SLX0123000DF; 2 MineCAT7-Man PC IFIMC100D6200/IFIMC100D6210; UT99 Utility Truck IFIUT99B7324	1,254,961	747,538	31,995	7.44%

Sanvik LH203 3YD Scoop L003D702/LH514 8YD Scoop L014D403	1,286,981	546,967	36,030	7.50%

CAT 777 Truck CAT0777FAJRP02658	1,519,508	1,085,276	29,639	6.60%

Sanvik DD310 UG Loader L10D5246/LH410 UG Loader L110D613	1,257,273	659,808	35,198	7.50%

Sanvik LH410 UG Loader L110D627	705,351	352,730	19,747	7.50%

McDowell BOBCAT S70 SKID LOADER A3W61384	23,457	6,875	859	0.00%

CAT 992 WHEEL LOADER CAT0992KLH4C00531	1,781,380	1,327,356	34,747	6.60%

Sanvik UW412 Jaw Crusher M5480ERC11JF	640,285	329,088	16,532	5.90%

Sanvik 30T Truck TH430 T130D013	869,627	578,794	23,753	5.84%

Atco (HSBC) Mine Dry Trailers (2-3pc) and Offiec Wicket 260119676/9677/9678 & W260074577/4578/4579 & W260043839	541,787	469,410	10,303	5.32%

Sanvik DD420-40C UG Drill 111D18816-1	774,740	634,926	23,597	6.08%

Sanvik LH307 Loader L107D374	637,529	522,477	19,418	6.08%

Sanvik LH307 UG Loader L107D386	662,643	519,893	18,165	6.08%

Sanvik TH430 UG Haulage Truck	921,678	808,447	25,715	6.08%

Sanvik EJC 30X UG Haulage Truck #4331	274,258	199,258	25,000	5.92%

Mill Sale Leaseback	15,273,053	13,988,148	337,982	5.69%

Lease Description	Original Lease Amount	Lease Amount at 30-Sep-12	Monthly Payment	Interest Rate

142132-GMC Sierra	35,836	7,646	751	6.00%

142150-Chev Pickup	33,359	2,659	866	7.50%

142156-GMC Ccab	30,150	4,505	783	7.50%

142157-GMC Ccab	30,150	4,505	783	7.50%

640294-GMC Crewcab	29,117	12,943	714	5.25%

640295-GMC Crewcab	29,117	12,943	714	5.25%

640296-GMC Crewcab	36,342	16,155	875	5.25%

640297-GMC Sierra	36,942	16,422	889	5.25%

640305-Ford F250	23,900	6,414	752	5.75%

640354-GMC Sierra	30,338	12,347	958	4.75%

640417-Ram 1500	25,900	6,860	803	4.75%

640712-Venza AWD V6	30,614	24,732	625	5.00%

640736-1500 QCAB	27,987	23,148	519	4.50%

640792-Ram 1500	24,980	21,150	489	5.00%

641164-Ram 2500	46,386	43,899	906	6.03%

641131-Ram 2500	44,076	42,279	871	6.03%

Totals	54,190,790	31,754,475	1,257,764

Attachment A – Form of Note

Form of Note

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS NOTE MUST NOT TRADE THE SECURITY BEFORE MARCH 1, 2013.

Certificate No. ___

CUSIP: 109490AB8

ISIN: CA109490AB88

BRIGUS GOLD CORP.

(A corporation incorporated under and governed by the laws of Canada)

SECURED GOLD-LINKED NOTE

DUE OCTOBER 29, 2015

BRIGUS GOLD CORP. (the "Company") for value received hereby acknowledges itself indebted and, subject to the provisions of that senior secured facility agreement (the "Credit Agreement") dated as of October 29, 2012 between the Company, Brigus Gold ULC, 7153945 Canada Inc. and the Lenders identified on the signature pages thereto, promises to pay to the Security Agent, on behalf of the registered holder hereof on October 29, 2015 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Credit Agreement the principal sum of $______ Canadian dollars ($______ ) on presentation and surrender of this Note at the offices of the Company in Toronto, Ontario (357 Bay Street, Suite 700, Toronto, Ontario M5H 2T7, Canada) in accordance with the terms of the Credit Agreement and, subject as hereinafter provided, to pay interest on the principal amount hereof from and including the date hereof at the Applicable Rate, in like money, in arrears monthly on the 30th day of each month in each year commencing on November 30, 2012 to, but excluding, the Maturity Date. For certainty, the first interest payment will include interest accrued from, and including, October 29, 2012 to, but excluding, November 30, 2012. Reference is hereby expressly made to the Credit Agreement for a description of the terms and conditions upon which the Notes are or are to be issued and held and the rights and remedies of the holders of the Notes and of the Company, all to the same effect as if the provisions of the Credit Agreement were herein set forth, and to all of which provisions the holder of this Note by acceptance hereof assents. To the extent that the terms and conditions stated in this Note conflict with the terms and conditions of the Credit Agreement, the latter shall prevail. All capitalized terms used herein have the meaning ascribed thereto in the Credit Agreement unless otherwise indicated.

This Note is one of the Notes of the Company issued under the provisions of the Credit Agreement. The Notes authorized for issue are limited to an aggregate principal amount of thirty million dollars ($30,000,000).

This Note may be redeemed at the option of the Company on the terms and conditions set out in the Credit Agreement at the Redemption Price set out therein, plus accrued and unpaid interest.

Within ten days following the last to occur of (i) the consummation of a Change of Control and where (ii) at any time thereafter Wade Dawe is no longer the President and Chief Executive Officer of the Borrower, the Company is required to make an offer to purchase all of the Notes at a price as set out in the Credit Agreement plus accrued and unpaid interest up to, but excluding, the date the Notes are so repurchased (the "Change of Control Purchase Offer"). If 90% or more in aggregate principal amount of Notes outstanding on the date the Change of Control Notice and the Change of Control Purchase Offer are delivered or mailed to holders of the Notes have been tendered for purchase and not withdrawn pursuant to the Change of Control Purchase Offer, the Company has the right upon written notice provided to the Lenders within 10 days following the Change of Control Purchase Date to redeem all the remaining outstanding Notes on the same date and at the same price, subject to the terms and conditions described in the Credit Agreement.

The indebtedness, liabilities and obligations of the Company under this Note are direct secured obligations of the Company, and will rank equally with one another and in priority to all unsecured and unsubordinated indebtedness of the Company except as prescribed by law.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Credit Agreement.

The Credit Agreement contains provisions making binding upon all holders of Notes outstanding thereunder resolutions passed by the Required Lenders.

This Note may only be transferred, upon compliance with the conditions prescribed in the Credit Agreement.

The Credit Agreement and this Note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF BRIGUS GOLD CORP. has caused this Note to be signed by its authorized signatories as of the 29th day of October, 2012.

BRIGUS GOLD CORP.

Per:
Name:
Title: